Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2025 RESULTS – RECORD ADJUSTED NET INCOME

WITH ANOTHER QUARTER OF STRONG PRODUCTION; FINANCIAL POSITION FURTHER

STRENGTHENED BY REPAYMENT OF LONG-TERM DEBT AND CASH ACCUMULATION

Toronto (October 29, 2025) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the third quarter of 2025.

"We delivered another quarter of strong and consistent operational performance, which translated into record financial results as higher gold prices continue to drive expanded margins. With solid year-to-date performance, we are well on track to meet our full year production and cost guidance, supported by disciplined cost management and a focus on productivity," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "With the record free cash flow generation year-to-date and a strengthened financial position, we continue to advance our five key pipeline projects and create value through the drill bit. We remain disciplined in our approach to capital allocation and we continue to provide strong returns to our shareholders through dividends and share buybacks."

Third quarter 2025 highlights:

•	Strong quarterly gold production – Payable gold production[1] was 866,936 ounces at production costs per ounce of $963, total cash costs per ounce[2] of $994 and all-in sustaining costs ("AISC") per ounce[2] of $1,373. The strong operational performance in the third quarter of 2025 was led by Meadowbank and LaRonde. In the first nine months of 2025, gold production was approximately 77% of the mid-point of the Company's full-year guidance, with total cash costs per ounce at approximately the mid-point of guidance

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period. Payable gold production for the three months ended September 30, 2025 excludes payable gold production at La India and Creston Mascota of 945 and 189 ounces, respectively, which were produced from residual leaching and 2,442 ounces of gold recovered at Hope Bay.

2 Total cash costs per ounce and all-in sustaining costs per ounce or AISC per ounce are non-GAAP ratios that are not standardized financial measures under IFRS® Accounting Standards and, in this news release, unless otherwise specified, are reported on (i) a per ounce of gold production basis, and (ii) a by-product basis. For a description of the composition and usefulness of these non-GAAP ratios and reconciliations of total cash costs per ounce and AISC per ounce to production costs on both a by-product and a co-product basis, see "Note Regarding Certain Measures of Performance" below.

•	Higher gold prices generate stronger margins, while impacting royalty costs – Royalty costs, which are included in the calculation of total cash costs per ounce and AISC per ounce, are directly linked to gold prices. The average realized gold price in the third quarter of 2025 was $3,476 per ounce and in the first nine months of 2025 was $3,221, exceeding the Company's guidance assumption of $2,500 by $976 and $721, respectively. The higher gold prices affected the Company's total cash costs and AISC by approximately $61 per ounce in the third quarter of 2025 and approximately $34 per ounce in the first nine months of 2025, when compared to guidance

•	Record quarterly adjusted net income and strong free cash flow generation – The Company reported quarterly net income of $1,055 million or $2.10 per share and record adjusted net income[3] of $1,085 million or $2.16 per share. The Company generated cash provided by operating activities of $1,816 million or $3.62 per share ($1,661 million or $3.31 per share of cash provided by operating activities before changes in non-cash components of working capital4) and free cash flow[4] of $1,190 million or $2.37 per share ($1,035 million or $2.06 per share of free cash flow before changes in non-cash components of working capital4)

•	2025 gold production and unit cost guidance reiterated – Full year expected payable gold production in 2025 remains unchanged at 3.3 to 3.5 million ounces. If gold prices remain elevated for the remainder of 2025, total cash costs per ounce and AISC per ounce in 2025 are expected to trend towards the top end of the guidance ranges of $915 to $965 and $1,250 to $1,300, respectively, reflecting the strong commodity price environment and associated royalty costs impact. Total capital expenditures (excluding capitalized exploration) for 2025 are expected to remain between $1.75 billion to $1.95 billion and capitalized exploration is expected to remain between $290 and $310 million. Further details are set out in the 2025 Guidance Summary section below

•	Financial position further strengthened through cash accumulation and debt repayment – The Company increased its net cash[5] position to $2,159 million as at September 30, 2025 as a result of the increase in its cash position by $797 million to $2,355 million and the reduction of long-term debt by $400 million to $196 million. On September 29, 2025, the Company repaid its $50 million 4.15% 2015 senior notes at maturity and also redeemed the outstanding principal of $350 million of the 2018 senior notes with interest rates ranging from 4.38% to 4.63%. In addition, in August 2025, Moody's upgraded the Company's long-term issuer rating to A3 from Baa1

•	Increased quarterly share repurchases demonstrate continued focus on shareholder returns – A quarterly dividend of $0.40 per share has been declared. In addition, the Company repurchased 1,005,577 common shares during the quarter under its normal course issuer bid ("NCIB") at an average share price of $149.02 for aggregate consideration of $150 million

•	Update on key value drivers and pipeline projects in the third quarter of 2025

◦	Canadian Malartic – Excavation of the first loading station between levels 102 and 114 was completed, and conventional shaft sinking resumed. Development of East Gouldie production levels and support infrastructure progressed on schedule for planned production in the second half of 2026. Exploration drilling in the upper eastern extension of the East Gouldie deposit near the current shaft and ramp infrastructure was highlighted by 4.8 grams per tonne ("g/t") gold over 25.4 metres at 884 metres depth and 5.5 g/t gold over 15.4 metres at 907 metres depth, potentially providing a second mining area and potentially utilize excess mill capacity. Drilling also continued to extend the East Gouldie deposit to the east and west in the lower portions of the deposit. Regional exploration continued to prioritize the Marban project, including optimization of a potential open pit and the possible eastern extension of the Marban deposit

3 Adjusted net income and adjusted net income per share are non-GAAP measures or ratios that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Note Regarding Certain Measures of Performance" below.

4 Cash provided by operating activities before changes in non-cash components of working capital, free cash flow and free cash flow before changes in non-cash components of working capital and their related per share measures are non-GAAP measures or ratios that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to cash provided by operating activities see "Note Regarding Certain Measures of Performance" below.

5 Net cash (debt), that is, a negative "net debt" position, and net debt are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to long-term debt, see "Note Regarding Certain Measures of Performance" below.

◦	Detour Lake – Excavation of the exploration ramp commenced with the first blast completed on July 3, 2025. The exploration ramp advanced by 259 metres and reached a depth of 43 metres as at September 30, 2025. Exploration drilling into the high-grade corridor in the West Pit zone further defined the high-grade domains that could potentially be mined early in the underground project, with a highlight intercept of 2.7 g/t gold over 55.7 metres at 297 metres depth. Drilling into the West Extension zone at underground depths further confirmed the grades and continuity of mineralization in the western plunge of the deposit

◦	Upper Beaver – The shaft head frame and installation of the service hoist were completed on schedule, with shaft sinking expected to commence in the fourth quarter of 2025. At the ramp portal, excavation of the exploration ramp began and advanced by 268 metres, reaching a depth of 22 metres as at September 30, 2025

◦	Hope Bay – Site infrastructure upgrades advanced, including the addition of two wings at the Doris camp, the completion of the mill dismantling and the jetty expansion at Robert's Bay in time for the 2025 sealift season. Exploration drilling totaled 34,971 metres in the third quarter of 2025 (103,815 metres year-to-date), with a continued focus on mineral resource expansion and conversion of the Patch 7 zone in the Madrid deposit. Highlights including 16.9 g/t gold over 4.6 metres at 865 metres depth and 12.7 g/t gold over 9.3 metres at 834 metres depth in two of the deepest intercepts of the Patch 7 zone to date continue to support the potential for mineral resource expansion at depth and along strike

◦	San Nicolas – Minas de San Nicolas continued to advance the feasibility study and execution strategy, with engineering expected to be 30% complete by year-end. Drilling activities progressed with a focus on condemnation drilling and geological evaluation in proximity to the projected mine area

Third Quarter 2025 Results Conference Call and Webcast Tomorrow

The Company's senior management will host a conference call on Thursday, October 30, 2025, at 11:00 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

To listen to the live webcast of the conference call, you may register on the Company's website at www.agnicoeagle.com, or directly via the link here.

Via Phone:

To join the conference call by phone, please dial 416.945.7677 or toll-free 1.888.699.1199 to be entered into the call by an operator. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To join the conference call by phone without operator assistance, you may register your phone number here 30 minutes prior to the scheduled start of the call to receive an automated call back.

Replay Archive:

Please dial 289.819.1450 or toll-free 1.888.660.6345, access code 44229#. The conference call replay will expire on November 30, 2025.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Third Quarter 2025 Production and Costs

Production and Cost Results Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Gold production* (ounces)	866,936	863,445	2,606,759	2,637,935
Gold sales (ounces)**	868,563	855,899	2,558,363	2,609,192
Production costs per ounce***	$963	$908	$918	$887
Total cash costs per ounce***	$994	$921	$943	$897
AISC per ounce***	$1,373	$1,286	$1,281	$1,214

*	Gold production for the three months ended September 30, 2025 excludes payable gold production at La India and Creston Mascota of 945 and 189 ounces, respectively, which were produced from residual leaching and 2,442 ounces of gold recovered at Hope Bay. Gold production for the nine months ended September 30, 2025 excludes payable gold production at La India and Creston Mascota of 3,614 and 253 ounces, respectively, and 2,442 ounces of gold recovered at Hope Bay.

**	Canadian Malartic's payable metal sold excludes the 5% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake's payable metal sold excludes the 2% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa's payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation. For the nine months ended September 30, 2025, 2,500 payable gold ounces sold are excluded at La India.

***	Production costs per ounce, total cash costs per ounce and AISC per ounce are reported on a per ounce of gold produced basis.

Gold Production

•	Third Quarter of 2025 – Gold production increased when compared to the prior-year period primarily due to higher production from LaRonde (higher grade and throughput), Canadian Malartic (higher grade and throughput) and Macassa (higher grade), partially offset by lower production at Fosterville (lower grade and throughput) and Meliadine (lower grade)

•	First Nine Months of 2025 – Gold production decreased when compared to the prior-year period primarily due to lower production from Fosterville (lower grade and throughput), Canadian Malartic (lower throughput) and La India (end of mine life), partially offset by higher production at Macassa and LaRonde (higher grades)

Production Costs per Ounce

•	Third Quarter of 2025 – Production costs per ounce increased when compared to the prior-year period primarily due to higher royalty costs resulting from higher gold prices and lower build-up of stockpiles, partially offset by higher gold production and the benefit of the weaker Canadian dollar

•	First Nine Months of 2025 – Production costs per ounce increased when compared to the prior-year period primarily due to higher royalty costs resulting from higher gold prices and lower production, partially offset by the benefit of the weaker Canadian dollar

Total Cash Costs per Ounce

•	Third Quarter and First Nine Months of 2025 – Total cash costs per ounce increased when compared to the prior-year periods primarily due to the reasons described above for the increase in production costs per ounce in the respective period

AISC per Ounce

•	Third Quarter of 2025 – AISC per ounce increased when compared to the prior-year period due to the reasons described above for the increase in total cash costs per ounce and higher general and administrative expenses (higher stock-based compensation as a result of the appreciation of the share price), partially offset by lower sustaining capital expenditures, primarily at Detour Lake

•	First Nine Months of 2025 – AISC per ounce increased when compared to the prior-year period due to the reasons described above for the increase in total cash costs per ounce, higher sustaining capital expenditures, primarily at Meadowbank and Fosterville, and higher general and administrative expenses (higher stock-based compensation as a result of the appreciation of the share price)

Refer to the Company's Management Discussion and Analysis for the third quarter of 2025 (the "MD&A") under the caption "Financial and Operating Results" for additional variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Third Quarter 2025 Financial Results

Financial Results Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Realized gold price (per ounce)[6]	$3,476	$2,492	$3,221	$2,297
Net income (millions)	$1,055	$567	$2,938	$1,386
Adjusted net income (millions)	$1,085	$573	$2,831	$1,485
EBITDA (millions)[7]	$2,030	$1,259	$5,684	$3,264
Adjusted EBITDA (millions)[7]	$2,098	$1,257	$5,602	$3,362
Cash provided by operating activities (millions)	$1,816	$1,085	$4,706	$2,829
Cash provided by operating activities before changes in non-cash working capital balances (millions)	$1,661	$1,027	$4,203	$2,791
Capital expenditures (millions)[8]	$644	$486	$1,601	$1,265
Free cash flow (millions)	$1,190	$620	$3,089	$1,573
Free cash flow before changes in non-cash working capital balances (millions)	$1,035	$563	$2,586	$1,535

Net income per share (basic)	$2.10	$1.13	$5.85	$2.78
Adjusted net income per share (basic)	$2.16	$1.14	$5.64	$2.97
Cash provided by operating activities per share (basic)	$3.62	$2.16	$9.37	$5.67
Cash provided by operating activities before changes in non-cash working capital balances per share (basic)	$3.31	$2.05	$8.37	$5.59
Free cash flow per share (basic)	$2.37	$1.24	$6.15	$3.15
Free cash flow before changes in non-cash working capital balances per share (basic)	$2.06	$1.12	$5.15	$3.07

6 Realized gold price is calculated as gold revenues from mining operations divided by the number of ounces sold.

7 "EBITDA" means earnings before interest, taxes, depreciation, and amortization. EBITDA and adjusted EBITDA are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Note Regarding Certain Measures of Performance" below.

8 Includes capitalized exploration. Capital expenditures is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a discussion of the composition and usefulness of this non-GAAP measure and a reconciliation to additions to property, plant and mine development as set out in the consolidated statements of cash flows, see "Note Regarding Certain Measures of Performance" below.

Net Income

•	Third Quarter of 2025

◦	Net income increased when compared to the prior-year period primarily due to record operating margins resulting from higher realized gold prices, partially offset by higher income and mining taxes, higher amortization of property, plant and mine development and losses on derivative financial instruments (compared to gains in the prior-year period)

◦	During the third quarter of 2025, the Company sold 38,002,589 common shares of Orla Mining Ltd. at a price of C$14.75 per common share for total consideration of C$560 million ($405 million). A realized mark-to-market gain on the disposition of shares of $271 million was recognized through Other Comprehensive Income, while a loss on the sale of shares resulting from the discount to the market price of $34 million was recognized in net income

◦	Net income of $1,055 million ($2.10 per share) includes the following items (net of tax): discount to market price on the disposition of interest in Orla Mining Ltd. and related transaction costs of $40 million ($0.08 per share), foreign currency translation gains on deferred tax liabilities and other tax adjustments of $20 million ($0.04 per share), net losses on derivative financial instruments of $7 million ($0.01 per share), foreign exchange gains of $7 million ($0.01 per share), net asset disposal losses of $4 million ($0.01 per share) and debt extinguishment costs, reclamation and other adjustments totalling $6 million ($0.01 per share). Excluding these items results in adjusted net income of $1,085 million or $2.16 per share

•	First Nine Months of 2025 – Net income increased when compared to the prior-year period primarily due to record operating margins resulting from higher realized gold prices and gains on derivative financial instruments (compared to losses in the prior-year period), partially offset by higher income and mining taxes and higher amortization of property, plant and mine development in the current period

Adjusted EBITDA

•	Third Quarter of 2025 – Adjusted EBITDA increased when compared to the prior-year period primarily due to higher revenues from mining operations (higher realized gold prices and higher gold sales), partially offset by higher production costs (higher royalty costs) and higher general and administrative expenses (higher stock-based compensation as a result of the appreciation of the share price)

•	First Nine Months of 2025 – Adjusted EBITDA increased when compared to the prior-year period primarily due to higher revenues from mining operations (higher realized gold prices), partially offset by lower gold sales, higher production costs (higher royalty costs) and higher general and administrative expenses (higher stock-based compensation as a result of the appreciation of the share price)

Cash Provided by Operating Activities

•	Third Quarter and First Nine Months of 2025 – Cash provided by operating activities and cash provided by operating activities before changes in non-cash working capital balances increased when compared to the prior-year periods primarily due to the reasons described above related to the increases in adjusted EBITDA. Cash provided by operating activities benefited from favourable changes in non-cash working capital balances, primarily due to an increase in the accrued taxes payable as a result of higher operating margins

Free Cash Flow Before Changes in Non-cash Working Capital Balances

•	Third Quarter and First Nine Months of 2025 – Free cash flow before changes in non-cash working capital balances was a record and increased when compared to the prior-year periods due to the reasons described above related to cash provided by operating activities, partially offset by higher additions to property, plant and mine development

Capital Expenditures

In the third quarter of 2025, capital expenditures were $557 million and capitalized exploration expenditures were $87 million, for a total of $644 million. For the first nine months of 2025, capital expenditures were $1,371 million and capitalized exploration expenditures were $230 million, for a total of $1,601 million. Total capital expenditures for 2025 (including capitalized exploration) are expected to remain in line with full year guidance as set out in the 2025 Guidance Summary below.

The table below sets out a summary of capital expenditures, in each case broken down between sustaining capital expenditures and development capital expenditures, and capitalized exploration by mine in the third quarter of 2025 and the first nine months of 2025.

Summary of Capital Expenditures*

(thousands)

	Capital Expenditures**		Capitalized Exploration
	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	Sep 30, 2025	Sep 30, 2025	Sep 30, 2025	Sep 30, 2025
Sustaining Capital Expenditures
LaRonde	$17,226	$55,131	$1,080	$3,079
Canadian Malartic	34,600	87,637	305	1,618
Goldex	11,461	37,721	351	1,523
Quebec	63,287	180,489	1,736	6,220
Detour Lake	59,473	159,072	—	—
Macassa	13,391	32,121	288	1,035
Ontario	72,864	191,193	288	1,035
Meliadine	22,734	53,203	2,541	4,574
Meadowbank	40,104	97,632	—	—
Nunavut	62,838	150,835	2,541	4,574
Fosterville	16,000	44,615	—	—
Australia	16,000	44,615	—	—
Kittila	16,303	45,302	793	2,402
Finland	16,303	45,302	793	2,402
Pinos Altos	7,216	23,560	676	1,528
Mexico	7,216	23,560	676	1,528
Other	2,111	6,301	339	576
Total Sustaining Capital Expenditures	$240,619	$642,295	$6,373	$16,335

Development Capital Expenditures
LaRonde	$18,939	$54,021	$—	$11
Canadian Malartic	78,866	197,827	6,983	19,789
Goldex	5,538	11,169	1,174	2,249
Quebec	103,343	263,017	8,157	22,049
Detour Lake	76,300	188,966	9,122	26,518
Macassa	23,338	65,213	8,752	27,795
Ontario	99,638	254,179	17,874	54,313
Meliadine	28,910	55,361	3,563	12,717
Meadowbank	12,608	15,289	—	—
Nunavut	41,518	70,650	3,563	12,717
Fosterville	8,321	23,094	2,680	8,080
Australia	8,321	23,094	2,680	8,080
Kittila	409	346	1,767	4,776
Finland	409	346	1,767	4,776
Pinos Altos	1,001	3,917	9	32
San Nicolas (50%)	2,566	6,613	—	—
Mexico	3,567	10,530	9	32
Other	59,258	107,108	46,759	111,521
Total Development Capital Expenditures	$316,054	$728,924	$80,809	$213,488
Total Capital Expenditures	$556,673	$1,371,219	$87,182	$229,823

*	Capital expenditures is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a discussion of the composition and usefulness of this non-GAAP measure and a reconciliation to additions to property, plant and mine development as set out in the consolidated statements of cash flows, see "Note Regarding Certain Measures of Performance" below.

**	Excludes capitalized exploration

2025 Guidance Reiterated

In the first nine months of 2025, the Company achieved approximately 77% of the mid-point of its full-year gold production guidance, while achieving total cash costs per ounce at the mid-point of guidance. Based on this performance, the Company expects to meet its gold production guidance for the full year 2025. If gold prices remain elevated for the remainder of 2025, total cash costs per ounce and AISC per ounce in 2025 are expected to trend towards the top end of the guidance ranges of $915 to $965 and $1,250 to $1,300, respectively, reflecting the strong commodity price environment and associated royalty costs impact. Total capital expenditures (including capitalized exploration) guidance for 2025 remains unchanged.

A summary of the Company's guidance is set out below.

2025 Guidance Summary

(millions, unless otherwise stated)

	2025		2025
	Range		Mid-Point
Gold production (ounces)	3,300,000	3,500,000	3,400,000
Total cash costs per ounce	$915	$965	$940
AISC per ounce	$1,250	$1,300	$1,275

Exploration and corporate development expense	$215	$235	$225
Depreciation and amortization expense	$1,550	$1,750	$1,650
General & administrative expense*	$190	$210	$200
Other costs	$105	$115	$110

Tax rate (%)	33%	38%	35%
Cash taxes	$1,100	$1,200	$1,150

Capital expenditures (excluding capitalized exploration)	$1,750	$1,950	$1,850
Capitalized exploration	$290	$310	$300

*	General and administrative expense is expected to fluctuate based on changes in the Company's share price, which affect the costs related to stock-based compensation.

Tariffs

On February 1, 2025, the United States introduced tariffs on imports from countries including Canada. In response, the Canadian and other governments announced retaliatory tariffs on imports from the United States. In certain cases, the implementation or application of these tariffs has been postponed or modified and exceptions to such tariffs have been made in respect of certain goods and Canada has now removed many of the counter tariffs it previously announced. However, the international trade disputes set in motion by these tariffs, retaliatory tariffs and other actions remain fluid.

At this time, the Company believes its revenue structure will be largely unaffected by the tariffs as its gold production is mostly refined in Canada, Australia or Europe. The Company continues to review its exposure to the tariffs and trade disputes and its alternatives to inputs sourced from suppliers that are or may become subject to the tariffs or other trade disputes. However, approximately 60% of the Company's cost structure relates to labour, contractors, energy and royalties, which are not expected to be directly affected by any of the tariffs or trade disputes. While there is uncertainty as to whether further tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect of tariffs or other trade disputes on the Company's supply chains, the Company continues to monitor developments and may take steps to limit the effect of any tariffs or trade disputes on it as may be appropriate in the circumstances. The costs guidance provided in this news release does not include any potential impact from such tariffs or trade disputes.

Strengthened Financial Position Driven by Strong Free Cash Flow and Strategic Debt Reduction

Cash and cash equivalents increased by $797 million from the prior quarter primarily due to cash provided by operating activities resulting from strong operating margins (strong operational performance and higher realized gold prices), favourable changes in non-cash components of working capital (increase in accrued taxes payable as a result of higher operating margins) and the disposition of the Company's interest in Orla Mining Ltd. for $405 million. The increase was offset by $626 million of capital expenditures and by cash used in financing activities as $400 million of debt was repaid during the third quarter of 2025.

As at September 30, 2025, the Company's total long-term debt was $196 million. On September 29, 2025, the Company repaid the $50 million 4.15% 2015 senior notes at maturity and also redeemed the outstanding principal of $350 million of the 2018 senior notes with interest rates ranging from 4.38% to 4.63%. The aggregate payments were comprised of $50 million of the current portion of long-term debt and $350 million of long-term debt. The repayment will reduce interest expense, strengthen the balance sheet and enhance financial flexibility going forward. No amounts were outstanding under the Company's unsecured revolving bank credit facility as at September 30, 2025 and available liquidity under the facility remained at approximately $2 billion, not including the uncommitted $1 billion accordion feature.

On August 26, 2025, Moody's Ratings upgraded the Company's investment grade credit rating to A3 with a Stable Outlook reflecting the Company's strengthening credit profile and conservative financial policies. The Company strives to maintain a strong financial position and an investment grade balance sheet.

The Company increased its net cash position from $963 million as at June 30, 2025 to $2,159 million as at September 30, 2025 as a result of the increase in cash and cash equivalents of $797 million and the reduction of long-term debt of $400 million. The following table sets out the calculation of net cash (debt).

Net Cash Summary

(millions)

	As at	As at
	Sep 30, 2025	June 30, 2025
Current portion of long-term debt	$—	$(50)
Non-current portion of long-term debt	(196)	(545)
Long-term debt	$(196)	$(595)
Cash and cash equivalents	2,355	1,558
Net cash (debt)	$2,159	$963

Hedges

The Company's full year 2025 cost guidance is based on assumed exchange rates of 1.38 C$/US$, 1.08 US$/EUR, 1.50 A$/US$ and 20.00 MXP/US$. The Company has entered into the following hedge positions based on its currency assumptions for 2025 cost estimates:

•	Approximately 63% of the remaining estimated Canadian dollar exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements below 1.37 C$/US$, while allowing for participation in respect of exchange rate movements up to an average of 1.42 C$/US$;

•	Approximately 32% of the remaining estimated Euro exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements above 1.10 US$/EUR, while allowing for participation in respect of exchange rate movements down to an average of 1.07 US$/EUR;

•	Approximately 53% of the remaining estimated Australian dollar exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements below 1.50 A$/US$, while allowing for participation in respect of exchange rate movements up to an average of 1.70 A$/US$; and

•	Approximately 45% of the remaining estimated Mexican peso ("MXN") exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements below 19.50 MXP/US$, while allowing for participation in respect of exchange rate movements up to an average of 24.00 MXP/US$.

With the 2025 sealift purchases at the Company's Nunavut operations largely completed, approximately 41% of the Company's remaining estimated diesel exposure for 2025 is hedged at an average benchmark price of $0.70 per litre (excluding transportation and taxes), which is expected to reduce the Company's exposure to diesel price volatility for 2025. The Company's full year 2025 cost guidance is based on an assumed diesel benchmark price of $0.78 per litre (excluding transportation and taxes).

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs for the balance of 2025. Current hedging positions are not factored into 2025 or future guidance.

Shareholder Returns

Dividend Record and Payment Dates for the Fourth Quarter of 2025

The Company's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on December 15, 2025 to shareholders of record as of December 1, 2025. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2025 Fiscal Year

Record Date	Payment Date
February 28, 2025*	March 14, 2025*
May 30, 2025*	June 16, 2025*
September 2, 2025*	September 15, 2025*
December 1, 2025**	December 15, 2025**

*	Paid

**	Declared

Dividend Reinvestment Plan

For information on the Company's dividend reinvestment plan, see: Dividend Reinvestment Plan.

International Dividend Currency Exchange

For information on the Company's international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1.800.564.6253 or online at www.investorcentre.com or www.computershare.com/investor.

Normal Course Issuer Bid

The Company believes that its NCIB is a flexible and complementary tool that, together with the quarterly dividend, is part of the Company's overall capital allocation program and generates value for shareholders. Under the NCIB, the Company is authorized to purchase up to $1 billion of its common shares, subject to a maximum of 5% of the issued and outstanding common shares. Purchases under the NCIB may continue for up to one year from its commencement on May 4, 2025. In the third quarter of 2025, the Company repurchased 1,005,577 common shares under the NCIB at an average share price of $149.02 for aggregate consideration of $150 million. In the first nine months of 2025, the Company repurchased 2,330,112 common shares under the NCIB at an average share price of $128.66 for aggregate consideration of $300 million.

Update on Key Value Drivers and Pipeline Projects

Canadian Malartic

The Company continues to advance the transition to underground mining with the construction of the Odyssey mine and is working on several opportunities with the goal to potentially grow annual production at Canadian Malartic to one million ounces per year in the 2030s. These opportunities include the potential for (i) a second shaft at Odyssey, (ii) the development of a satellite open pit at Marban and (iii) the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively.

Odyssey

In the third quarter of 2025, mine development advanced by 4,770 metres, with a focus on the development of the East Gouldie production levels. The breakthrough of the ramp to the mid-shaft loading station at level 102 was completed in the third quarter of 2025, and the main ramp toward shaft bottom progressed to a depth of 1,059 metres as at September 30, 2025.

At East Gouldie, preparatory work, including the installation of the paste distribution infrastructure and essential services, progressed on schedule for the planned production start-up in the second half of 2026. Development of the main ventilation system advanced with the excavation of the main raise ongoing, reaching level 58, where construction of the main exhaust fan rooms began.

Excavation and construction of the first loading station between levels 102 and 114 were completed in July 2025, ahead of schedule. Conventional shaft sinking activities resumed in August, achieving a record monthly average of 2.32 metres per day in September. As at September 30, 2025, the shaft reached a depth of 1,348 metres.

The Company has approved the extension of the shaft #1 by 70 metres to a depth of 1,870 metres, the relocation of the loading station at shaft bottom to level 181 from level 174 and the addition of a loading station at level 146. The engineering for this new layout commenced in the third quarter of 2025 and the excavation of the second loading station is now expected to begin in early 2026. This adjustment is expected to improve operational flexibility and efficiency in the early 2030s, reduce reliance on truck haulage, and further unlock the significant exploration potential at depth.

Construction of key surface infrastructure progressed on schedule and on budget. The shaft ventilation system at the main hoist building was completed and is now being commissioned. Fabrication of the production hoist is underway in Germany, with delivery expected in 2026. Construction progressed on phase two of the paste plant (design capacity of 20,000 tpd) and is expected to be completed in 2027.

In exploration drilling at the Odyssey mine and surrounding near-mine exploration properties during the third quarter of 2025, 13 underground rigs and 16 surface rigs drilled a total of 87,891 metres (239,829 metres year-to-date). The drilling program at Odyssey targeted the upper eastern, lower eastern and lower western extensions of the East Gouldie deposit, the new Eclipse zone and portions of the Odyssey deposit near the Odyssey shaft. Regional exploration was focused on the 16-kilometre long land package around the mine, with additional activities conducted on the Marban land package located immediately northeast of the Canadian Malartic property.

Drilling in the upper eastern extension of East Gouldie near the current shaft and ramp infrastructure was highlighted by hole UGEG-075-056 intersecting 4.8 g/t gold over 25.4 metres at 884 metres depth, including 12.0 g/t gold over 7.0 metres at 881 metres depth and hole UGEG-075-054 intersecting 5.5 g/t gold over 15.4 metres at 907 metres depth, including 8.2 g/t gold over 8.0 metres at 905 metres depth.

The Company believes this area of East Gouldie has the potential to add indicated mineral resources and potentially mineral reserves to East Gouldie by year-end. The drilling success should benefit the ramping up of mining operations and provide additional flexibility in mine development at East Gouldie, including a potential second mining area in the upper part of the mine.

Drilling into the lower eastern extension of the East Gouldie deposit beyond the current mineralized envelope was highlighted by hole MEX24-322WBZA intersecting 2.3 g/t gold over 29.9 metres at 1,991 metres depth including 4.0 g/t gold over 11.3 metres at 2,001 metres depth. These results continue to extend East Gouldie at depth and to the east and are expected to contribute additional inferred mineral resources in this portion of the deposit at year-end 2025.

In the lower western extension of East Gouldie approximately 1.5 kilometres west of hole MEX24-322WBZA, hole MEX25-337 intersected 2.0 g/t over 51.8 metres at 1,531 metres depth and hole MEX25-337W intersected 3.3 g/t gold over 21.6 metres at 1,352 metres depth, including 6.2 g/t Au over 7.7 metres at 1,353 metres depth.

In the sub-parallel Eclipse zone approximately 300 metres to the north of East Gouldie, hole MEX25-309WZ returned 3.9 g/t gold over 10.1 metres at 1,057 metres depth, further increasing the confidence in the geological understanding of the zone and its potential to add significant mineral resources near planned mine infrastructure.

Drilling into the Odyssey deposit returned highlights that included: hole MEV25-304 intersecting 3.6 g/t gold over 14.0 metres at 250 metres depth in the shallow eastern extension of the Odyssey South zone; hole UGOD-075-032 intersecting 3.6 g/t gold over 14.3 metres at 810 metres depth and 10.7 g/t gold over 5.3 metres at 822 metres depth in the Odyssey internal zones; and hole UGOD-075-043 intersecting 3.3 g/t gold over 13.3 metres at 943 metres depth in the Odyssey North zone.

Selected recent drill intersections from Odyssey are set out in the composite longitudinal section below and in Appendix A.

[Odyssey – Composite Cross and Longitudinal Sections]

Marban

As part of the Company's "fill-the-mill" strategy at the Canadian Malartic complex, the Marban property, located immediately northeast of the Canadian Malartic property, was acquired in March 2025 as an advanced exploration project that could potentially support an open pit mining operation similar to the Barnat open pit operation at Canadian Malartic.

Drilling at the Marban project by the Company began in May 2025 with 96 holes totalling 31,000 metres completed at the end of the third quarter. The objective of the program in 2025 is to confirm and extend the Marban gold deposit both within the Marban property and onto Agnico Eagle's adjacent Callahan property to the north, south and east, so that any future pit design will not be constrained by property boundary considerations.

Recent drilling into the eastern extension of historic mineral resources at the Marban pit produced highlights that included: hole MRB25-038 intersecting 3.3 g/t gold over 11.4 metres (core length) at 80 metres depth and 4.1 g/t gold over 3.4 metres (core length) at 165 metres depth; and hole MRB25-030 intersecting 4.3 g/t gold over 5.5 metres at 309 metres depth and 4.6 g/t gold over 10.9 metres at 384 metres depth.

Selected recent drill intersections from Marban are set out in the composite longitudinal section below and in Appendix A.

[Marban – Composite Longitudinal Section]

Detour Lake

Excavation of the exploration ramp commenced with the first blast completed on July 3, 2025. The exploration ramp advanced by 259 metres and reached a depth of 43 metres as at September 30, 2025. The Company is focused on advancing the ramp toward the West Extension zone, where a bulk sample is planned from domain 54 at Level 200 in the first half of 2027. In the third quarter of 2025, the underground project engineering advanced with emphasis on the electrical distribution, the portal for the conveyor ramp and major surface and underground infrastructure.

Exploration drilling at Detour Lake during the third quarter of 2025 totalled 60,000 metres (162,500 metres year-to-date) of a planned 223,500 metres in 2025, which includes a supplemental budget of $9.4 million approved in the third quarter of 2025 for an additional 55,000 metres of capitalized drilling. The exploration program continued to focus on infill drilling into the high-grade corridor at underground depths in the West Pit zone and infill drilling into the West Extension zone at underground depths west of the West Pit mineral resources and next to the exploration ramp currently under development for the underground project. These results further strengthen the mineralization model supporting the underground project west of and under the open pit at Detour Lake.

The drilling into the high-grade corridor in the West Pit zone during the third quarter further defined the high-grade domains that could potentially be mined earlier in the underground project within the larger lower grade envelope and further validated the current geological interpretation of the high-grade corridor.

Highlight hole DLM25-1163 intersected multiple mineralized domains in the high-grade corridor including 17.2 g/t gold over 3.3 metres at 486 metres depth, 2.1 g/t gold over 34.5 metres at 518 metres depth, including 4.0 g/t gold over 10.3 metres at 523 metres depth, 10.2 g/t gold over 2.8 metres at 595 metres depth, 8.0 g/t gold over 15.0 metres at 746 metres depth, including 27.0 g/t gold over 4.7 metres at 750 metres depth, 5.4 g/t gold over 13.2 metres at 783 metres depth and 5.3 g/t gold over 4.7 metres at 806 metres depth.

Approximately 1.6 kilometres west of hole DLM25-1163 and within the high-grade corridor, hole DLM25-1164 intersected 2.7 g/t gold over 55.7 metres at 297 metres depth, including 11.8 g/t gold over 9.0 metres at 313 metres depth, and 4.6 g/t gold over 12.4 metres at 381 metres depth.

Drilling into the West Extension zone in the western portion of current underground mineral resources further confirmed the grades and continuity of mineralization in the western plunge of the deposit, with highlights that included hole DLM25-1179B intersecting 7.4 g/t gold over 26.8 metres at 538 metres depth, including 10.3 g/t gold over 3.1 metres at 526 metres depth and 23.6 g/t gold over 6.3 metres at 542 metres depth; and hole DLM25-1162 intersecting 0.8 g/t gold over 108.6 metres at 575 metres depth.

Selected recent drill intersections from Detour Lake are set out in the composite longitudinal section below and in Appendix A.

[Detour Lake – Composite Longitudinal Section]

Upper Beaver

In the third quarter of 2025, the shaft head frame was completed with the final installation of structural steel and cladding. Rope installation for the winches and service hoist in the hoist room is now complete, the service hoist is ready for commissioning and shaft sinking is scheduled to begin in the fourth quarter of 2025. In the advanced exploration phase, the Company plans to sink the shaft to a depth of 760 metres in the first half of 2027 in order to establish underground drilling platforms and to collect a bulk sample.

At the ramp portal, excavation of the exploration ramp commenced with the first blast completed in July 2025. The exploration ramp advanced by 268 metres and reached a depth of 22 metres as at September 30, 2025. The Company intends to advance the exploration ramp to a depth of 160 metres by the second half of 2026 to collect a bulk sample.

At the water treatment plant, piping and electrical installations are completed, with commissioning also expected in the fourth quarter of 2025.

Hope Bay

In the third quarter of 2025, excavation of the Naartok East exploration ramp at Madrid advanced by 580 metres and reached a depth of 62 metres as at September 30, 2025. The 2.1-kilometre exploration ramp is expected to be developed to a depth of 100 metres to facilitate infill and expansion drilling along the Madrid zones.

During the quarter, the Company advanced site preparations for potential redevelopment. At Doris, the first new camp wing was completed and delivered and the second new wing is in place, with completion expected in the fourth quarter of 2025. At Robert's Bay, the jetty expansion was finalized ahead of the 2025 sealift season. The mill was fully dismantled, with major components readied for shipment. As part of the dismantling of the mill, 2,442 ounces of gold were recovered and sold in the third quarter of 2025. Additional construction equipment and service infrastructure were mobilized and shipped to site.

The technical evaluation for a larger production scenario and detailed engineering advanced during the quarter, with study completion targeted for the first half of 2026, when engineering progress is expected to reach approximately 40%.

Exploration drilling at Hope Bay during the third quarter of 2025 totalled 34,971 metres (103,815 metres year-to-date) with a continued focus on mineral resource expansion and conversion of the Patch 7 zone in the Madrid deposit. Results continued to demonstrate continuity within the known zones at Madrid and support the potential for mineral resource expansion at depth and along strike in both directions.

Highlights included: HBM25-381 intersecting 16.9 g/t gold over 4.6 metres at 866 metres depth, including 50.0 g/t gold over 0.85 metres at 865 metres depth in one of the deepest intercepts of Patch 7 to date; hole HBM25-364, located 650 metres south of hole HBM25-381, intersecting 12.7 g/t gold over 9.3 metres at 834 metres depth; and hole HBM25-354, located a further 720 metres south of hole HBM25-364, intersecting 10.7 g/t gold over 3.8 metres at 348 metres depth in the southernmost portion of Patch 7, which remains open in this area to the south and at depth.

Drilling into parallel eastern mineralized shear zones within Patch 7 was highlighted by hole HBM25-367 intersecting 6.7 g/t gold over 10.8 metres at 374 metres depth and 8.9 g/t gold over 3.7 metres at 386 metres depth; and hole HBM25-365 intersecting 6.0 g/t gold over 9.8 metres at 486 metres depth.

Selected recent drill intersections from the Madrid deposit are set out in the composite longitudinal section below and in Appendix A.

[Madrid Deposit at Hope Bay – Composite Longitudinal Section]

With helicopter-supported drilling completed for the season, land-based exploration drilling at Madrid is ongoing and will continue through the winter into 2026. This work will further test deeper areas within the Patch 7 and Suluk zones, as well as the southern trend of the Madrid deposit along Patch Lake, including the Patch 14 zone.

San Nicolas Copper Project (50/50 joint venture with Teck Resources Limited)

In the third quarter of 2025, Minas de San Nicolas advanced the feasibility study and execution strategy, with engineering expected to be 30% complete by year end. Engagement with government authorities and stakeholders continued to support the review of both the MIA-R (Environmental Impact Assessment) and ETJ (Land Use Change) permits. Engineering of the critical infrastructure remains a priority to continue building confidence in the study, reduce execution risk and prepare for a potential approval decision.

During the quarter, drilling activities also progressed, focusing on condemnation drilling and geological evaluation near the projected mine area.

Third Quarter 2025 Sustainability Highlights

•	Triple Platinum Win for the Arctic Edge podcast – The Company is proud to have released a special podcast series, The Arctic Edge: Stories from Canada's Frontier, focused on stories and interviews that celebrate the unique identity of Nunavut and the broader Canadian North. It explores the region's social, economic and environmental opportunities and responsibilities, highlighting the importance of sustainable change with a goal to inspire a deeper appreciation for the North's rich heritage and its immense potential. In recognition of its excellence in quality, creativity and resourcefulness, the podcast won the following three Platinum MarCom Awards administered by the Association of Marketing and Communication Professionals:

◦	Outstanding podcast production

◦	Web element: podcast

◦	Educational podcast series

The Company extends its gratitude to its production collaborators as well as the valued guests who generously shared their stories

•	Recipient of the 2025 Silver Helmet Award – The Chamber of Mining of Mexico (CAMIMEX) granted La India the 2025 Silver Helmet Award in the open pit mine category in recognition of its excellence in mine safety standards

•	Launch of the Macassa Mining School – The Macassa Mining School is an in-house training program that provides mentorship from experienced industry professionals and hands-on learning to build technical skills for a career in underground mining. The program was launched in September 2025 with an initial cohort of eight participants (38% identifying as First Nations)

Reorganization of Non-Core Investments in Critical Minerals

The development of critical minerals has emerged as a global priority, one which offers Canada a unique opportunity to diversify its mineral resource base and strengthen its economic resilience. Recognizing the significant potential of critical minerals, the Company deployed a small (3-person), dedicated team to evaluate critical mineral projects over the past three years. Consistent with its early-stage investment strategy, the Company has made small, early-stage investments in a number of non-gold and non-copper projects over that period to gain insight into critical mineral projects and potential partners.

The Company believes it is the right time to reorganize these non-core investments under a new entity and has approved the establishment of Avenir Minerals Limited ("Avenir"), which will be a subsidiary of Agnico Eagle. Avenir will be dedicated to evaluating and advancing critical mineral opportunities in the regions in which Agnico Eagle operates, with an initial geographic focus on Canada. This initiative will allow the Company to maintain its disciplined focus on its core operations while exploring opportunities to enhance long-term shareholder value.

The Company expects to contribute its portfolio of non-gold and non-copper strategic investments, which have a current aggregate market value of approximately $80 million, as well as $50 million in cash as funding for Avenir. While the Company is not committed to additional funding of Avenir, it will retain a right of first refusal on future investment opportunities and may contribute additional capital in the future. Avenir is expected to become an independent and self-sustaining entity with a mandate to pursue strategic partnerships and government support to help fund and advance future opportunities.

By formalizing its critical minerals strategy through the establishment of Avenir, the Company aims to realize value from early-stage assets and opportunities. This initiative reflects the Company's disciplined approach to capital allocation while preserving optionality in the long-term potential of critical minerals.

ABITIBI REGION, QUEBEC

Strong Operational Performance Continues to Drive Gold Production; Record Throughput at Goldex for Second Consecutive Quarter

Abitibi Quebec – Operating Statistics

Three Months Ended September 30, 2025	LaRonde		Canadian Malartic		Goldex		Consolidated Abitibi Quebec
Tonnes of ore milled (thousands)		764		5,091		843		6,698
Tonnes of ore milled per day		8,304		55,337		9,163		72,804
Gold grade (g/t)		3.54		1.05		1.26		1.36
Gold production (ounces)		81,522		156,875		29,375		267,772
Production costs per tonne (C$)	C$	128	C$	33	C$	59	C$	47
Minesite costs per tonne (C$)[9]	C$	157	C$	41	C$	63	C$	57
Production costs per ounce		$868		$793		$1,224		$863
Total cash costs per ounce		$926		$959		$1,076		$962

Nine Months Ended September 30, 2025	LaRonde		Canadian Malartic		Goldex		Consolidated Abitibi Quebec
Tonnes of ore milled (thousands)		2,113		14,919		2,454		19,486
Tonnes of ore milled per day		7,740		54,648		8,989		71,377
Gold grade (g/t)		4.15		1.11		1.38		1.47
Gold production (ounces)		264,265		489,179		92,509		845,953
Production costs per tonne (C$)	C$	160	C$	33	C$	62	C$	51
Minesite costs per tonne (C$)	C$	163	C$	43	C$	63	C$	58
Production costs per ounce		$913		$734		$1,171		$838
Total cash costs per ounce		$822		$919		$997		$897

See the MD&A under the caption "Financial and Operating Results" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Regional Highlights

•	Gold production in the quarter was higher than planned primarily as a result of higher throughput at the LaRonde mine and higher grades at the Barnat pit at Canadian Malartic. The higher throughput at LaRonde was primarily due to strong underground hauling and hoisting performance at LaRonde and additional tonnage mined and processed from LZ5. The higher gold grades at Canadian Malartic were a result of the continued mining of mineralized zones near historical underground stopes in the Barnat pit that returned higher grades than anticipated

•	At LZ5, the Company continued its automation initiatives and achieved its automation targets. Approximately 20% of the ore hauled to surface was moved using automated scoops and trucks, contributing to the strong overall performance of the site at an average of 3,600 tpd, above the production target of 3,500 tpd for the third quarter of 2025

9 Minesite costs per tonne is a non-GAAP measure that is not standardized under IFRS Accounting Standards and is reported on a per tonne of ore milled basis. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to production costs see "Note Regarding Certain Measures of Performance" below.

•	At Odyssey, total development during the quarter was approximately 4,770 metres, including record development in September of approximately 1,660 metres. Gold production was slightly ahead of plan at approximately 22,400 ounces driven by higher ore mined of approximately 3,634 tpd compared to the target of 3,500 tpd

•	At Goldex, record quarterly tonnage was processed for the second consecutive quarter at approximately 844,000 tonnes, driven by record total tonnage processed from Akasaba West

•	Canadian Malartic has a planned shutdown of four to five days for regular maintenance at the mill in the fourth quarter of 2025

•	An update on Odyssey and the "fill-the-mill" strategy is set out in the Update on Key Value Drivers and Pipeline Projects section above

ABITIBI REGION, ONTARIO

Record Quarterly Mill Throughput at Detour Lake; Higher Grades Drive Strong Production at Macassa

Abitibi Ontario – Operating Statistics

Three Months Ended September 30, 2025	Detour Lake		Macassa		Consolidated Abitibi Ontario
Tonnes of ore milled (thousands)		7,351		133		7,484
Tonnes of ore milled per day		79,902		1,446		81,348
Gold grade (g/t)		0.82		18.95		1.14
Gold production (ounces)		176,539		78,832		255,371
Production costs per tonne (C$)	C$	28	C$	510	C$	37
Minesite costs per tonne (C$)	C$	28	C$	547	C$	37
Production costs per ounce		$856		$617		$783
Total cash costs per ounce		$831		$659		$778

Nine Months Ended September 30, 2025	Detour Lake		Macassa		Consolidated Abitibi Ontario
Tonnes of ore milled (thousands)		20,817		424		21,241
Tonnes of ore milled per day		76,253		1,553		77,806
Gold grade (g/t)		0.83		18.98		1.19
Gold production (ounces)		497,649		252,224		749,873
Production costs per tonne (C$)	C$	29	C$	484	C$	38
Minesite costs per tonne (C$)	C$	30	C$	537	C$	40
Production costs per ounce		$859		$582		$766
Total cash costs per ounce		$894		$643		$810

See the MD&A under the caption "Financial and Operating Results" for a variance analysis by minesite on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Regional Highlights

•	Gold production in the quarter was in line with plan at both Macassa and Detour Lake. At Macassa, gold grades were higher than anticipated as a result of positive grade reconciliation and a change in mine sequencing, offsetting lower mill throughput caused by restriction at the mill from an unplanned downtime of the secondary mill in August 2025. The mill returned to normal operating levels by quarter-end

•	At Detour Lake, the mill achieved record quarterly throughput of approximately 79,900 tpd, driven by optimization initiatives and record run-time as no major shutdown was planned in the quarter. The higher throughput offset lower gold grades, which resulted from processing supplemental ore from the low-grade stockpile. The open pit mining rate was affected by slower progress around the historical underground workings, which resulted in lower-than-planned run-of-mine ore tonnes. The grade profile is expected to improve in the fourth quarter of 2025 based on the planned mining sequence

•	At Macassa, construction of the new paste plant continued during the third quarter of 2025 and is essentially complete. Operational readiness and testing are ongoing with completion expected in December 2025

•	Detour Lake completed a major shutdown of seven days for regular mill maintenance in October 2025. Macassa has scheduled a major shutdown of five days for the primary grinding mill liner replacement, the annual overhaul of the crusher and other regular mill maintenance in the fourth quarter of 2025

•	Updates on the Detour Lake underground and Upper Beaver projects are set out in the Update on Key Value Drivers and Pipeline Projects section above

NUNAVUT

Gold Production Driven by Record Quarterly Tonnes Processed at Meliadine and Meadowbank; Drilling at IVR and Whale Tail Continues to Demonstrate Continuity of High-Grade Mineralization

Nunavut – Operating Statistics

Three Months Ended September 30, 2025	Meliadine		Meadowbank		Consolidated Nunavut
Tonnes of ore milled (thousands)		627		1,177		1,804
Tonnes of ore milled per day		6,815		12,793		19,608
Gold grade (g/t)		4.83		3.96		4.26
Gold production (ounces)		93,836		136,152		229,988
Production costs per tonne (C$)	C$	187	C$	191	C$	190
Minesite costs per tonne (C$)	C$	234	C$	194	C$	208
Production costs per ounce		$913		$1,200		$1,083
Total cash costs per ounce		$1,128		$1,192		$1,166

Nine Months Ended September 30, 2025		Meliadine		Meadowbank		Consolidated Nunavut
Tonnes of ore milled (thousands)		1,730		2,906		4,636
Tonnes of ore milled per day		6,337		11,813		18,150
Gold grade (g/t)		5.26		4.45		4.75
Gold production (ounces)		282,611		378,213		660,824
Production costs per tonne (C$)	C$	228	C$	190	C$	204
Minesite costs per tonne (C$)	C$	239	C$	189	C$	207
Production costs per ounce		$1,000		$1,048		$1,027
Total cash costs per ounce		$1,050		$1,036		$1,042

See the MD&A under the caption "Financial and Operating Results" for a variance analysis by minesite on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Regional Highlights

•	Gold production in the quarter was better than planned as a result of record throughput at both the Meliadine and Meadowbank mills, partially offset by lower than expected grades at Meliadine

•	At Meliadine, the mill achieved record quarterly throughput of 6,815 tpd as a result of mill optimization initiatives after the completion of the Phase 2 mill expansion. Gold grades were lower in the quarter as a result of stope sequencing and the processing of stockpiles at an average lower grade than planned

•	At Meadowbank, the mill achieved record quarterly throughput of 12,793 tpd. The mill throughput during the quarter benefited from additional ore stockpiled in the previous quarter during the mill shutdowns caused by a longer-than-expected caribou migration

•	In the fourth quarter of 2025, Meliadine has a four-day scheduled shutdown for regular mill maintenance. Meadowbank has a five-day scheduled major shutdown to replace the SAG and ball mill liners and complete other regular mill maintenance

•	An update on Hope Bay is set out in the Update on Key Value Drivers and Pipeline Projects section above

Exploration Highlights at Amaruq

•	Exploration drilling totalling 80 holes (28,747 metres) was completed at Amaruq during 2024 and the first three quarters of 2025 to confirm and extend mineral resources near surface at the IVR Zone and at depth in the IVR and Whale Tail zones as part of the evaluation of mining scenarios that could potentially extend the life of mine at Amaruq at relatively low geological risk and low capital outlay

•	At shallow depth in the IVR Zone, drilling was completed mostly within the IVR pit footprint to potentially add mineral reserves and mineral resources and investigate a pit pushback that could potentially extend the life of mine. Highlights included hole AMQ24-3190 intersecting 21.0 g/t gold over 4.3 metres at 172 metres depth and hole AMQ24-3191 intersecting 14.8 g/t gold over 5.6 metres at 177 metres depth

•	In the deep extensions of the IVR Zone below current mineral resources, the drilling had the objective of potentially adding mineral resources at depth, with highlights that included hole AMQ24-3105A intersecting 9.2 g/t gold over 7.5 metres at 826 metres depth and hole AMQ24-3091B intersecting 6.0 g/t gold over 16.2 metres at 873 metres depth, including 10.2 g/t gold over 4.9 metres at 879 metres depth

•	The deep drilling of the Whale Tail Zone had the objective of converting inferred mineral resources and adding inferred mineral resources at greater depths, where the zone remains open laterally and at depth. Highlights included: conversion hole AMQ25-3221B intersecting 12.8 g/t gold over 4.1 metres at 547 metres depth and 4.5 g/t gold over 6.2 metres at 620 metres depth; and, below current mineral resources, hole AMQ25-3215B intersecting 8.4 g/t gold over 7.9 metres at 774 metres depth and hole AMQ24-3157 intersecting 11.8 g/t gold over 4.6 metres at 890 metres depth

•	The recent conversion and exploration drilling completed at the IVR and Whale Tail zones has demonstrated the grade and thickness continuity of high-grade mineralization at both shallow and underground depths and improved confidence in the geological model of both zones. The Company anticipates adding mineral reserves at shallow depths and mineral resources at shallow and underground depths in these areas at year-end 2025, and will provide an update on potential mine-life extension for the Amaruq mine in the first quarter of 2026

Selected drill intersections from the Amaruq deposit from 2024 and 2025 are set out in the composite longitudinal section below and in Appendix A.

[Amaruq – Composite Longitudinal Section]

AUSTRALIA

Quarterly Gold Production on Target; Primary Fans Transition to Underground Substantially Complete

Fosterville – Operating Statistics	Three Months Ended September 30, 2025		Nine Months Ended September 30, 2025
Tonnes of ore milled (thousands)		198		549
Tonnes of ore milled per day		2,152		2,011
Gold grade (g/t)		5.76		7.56
Gold production (ounces)		34,966		128,155
Production costs per tonne (A$)	A$	295	A$	307
Minesite costs per tonne (A$)	A$	289	A$	315
Production costs per ounce		$1,088		$851
Total cash costs per ounce		$1,066		$870

See the MD&A under the caption "Financial and Operating Results" for a variance analysis by minesite on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Highlights

•	Gold production for the quarter was in line with plan, with gold grades aligning with annual guidance following stronger than expected performance in the first half of the year

•	The Company is implementing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. Construction and equipment installation progressed in the main fan chambers, with civil works completed and major components installed and electrical work underway. Equipment installation and commissioning is expected to be completed in the first quarter of 2026

•	Fosterville has scheduled a five-day shutdown for regular mill maintenance in the fourth quarter of 2025

FINLAND

Three Million Ounce Milestone Achieved with Strong Quarterly Gold Production; Optimization Initiatives Continue to Realize Cost Benefits

Kittila – Operating Statistics	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025
Tonnes of ore milled (thousands)	558	1,562
Tonnes of ore milled per day	6,065	5,722
Gold grade (g/t)	3.91	3.91
Gold production (ounces)	57,954	162,415
Production costs per tonne (€)	€95	€99
Minesite costs per tonne (€)	€94	€99
Production costs per ounce	$1,066	$1,063
Total cash costs per ounce	$1,036	$1,058

See the MD&A under the caption "Financial and Operating Results" for a variance analysis by minesite on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Highlights

•	Gold production in the quarter was in line with plan, with higher mill throughput driven by improved mill runtime and strong mine performance, offsetting the lower gold grades. The mine continues to realize productivity gains through sustained improvement efforts over the past year. Lower gold grades reflect slight adjustment to the mining sequence

•	Minesite costs per tonne continue to improve as the benefits of continuous improvement initiatives are realized. Minesite costs per tonne in the first nine months of 2025 decreased by approximately 6%, from €105 to €99 per tonne, when compared to the prior-year period. This decrease was achieved despite the increase in royalty costs per tonne of approximately €2 due to higher gold prices in the first nine months of 2025 compared to the prior-year period

MEXICO

Gold Production in Line with Target, Driven by Solid Underground Performance at Cubiro

Pinos Altos – Operating Statistics	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025
Tonnes of ore milled (thousands)	431	1,252
Tonnes of ore milled per day	4,685	4,586
Gold grade (g/t)	1.57	1.55
Gold production (ounces)	20,885	59,539
Production costs per tonne	$129	$119
Minesite costs per tonne	$123	$120
Production costs per ounce	$2,655	$2,498
Total cash costs per ounce	$1,906	$2,017

See the MD&A under the caption "Financial and Operating Results" for a variance analysis by minesite on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada's largest mining company and the second largest gold producer in the world. It produces precious metals from operations in Canada, Australia, Finland and Mexico and has a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

About this News Release

Unless otherwise stated, references to "Canadian Malartic", "Goldex", "LaRonde" and "Meadowbank" are to the Company's operations at the Canadian Malartic complex, the Goldex complex, the LaRonde complex and the Meadowbank complex, respectively. The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. References to other operations are to the relevant mines, projects or properties, as applicable.

When used in this news release, the terms "including" and "such as" mean including and such as, without limitation.

The information contained on any website linked to or referred to herein (including the Company's website) is not part of this news release.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures and ratios, including "total cash costs per ounce", "minesite costs per tonne", "all-in sustaining costs per ounce" (or "AISC per ounce"), "adjusted net income", "adjusted net income per share", "cash provided by operating activities before changes in non-cash components of working capital", "cash provided by operating activities before changes in non-cash components of working capital per share", "EBITDA" which means earnings before interest, taxes, depreciation and amortization, "adjusted EBITDA", "free cash flow", "free cash flow before changes in non-cash components of working capital", "operating margin", "sustaining capital expenditures", "development capital expenditures", "sustaining capitalized exploration", "development capitalized exploration" and "net cash (debt)", as well as, for certain of these measures their related per share ratios that are not standardized measures under IFRS Accounting Standards. These measures and ratios may not be comparable to similar measures and ratios reported by other gold producers and should be considered together with other data prepared in accordance with IFRS Accounting Standards. See below for a reconciliation of these measures to the most directly comparable financial information reported in the condensed interim consolidated financial statements prepared in accordance with IFRS Accounting Standards.

Total cash costs per ounce and minesite costs per tonne

Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company's operations, the calculation of total cash costs per ounce for Canadian Malartic have been adjusted for the effects of purchase price allocation. Investors should note that total cash costs per ounce is not reflective of all cash expenditures, as it does not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total cash costs per ounce is intended to provide investors with information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are useful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by–product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the production costs per minesite for the three and nine months ended September 30, 2025 and September 30, 2024, as presented in the condensed interim consolidated statements of income in accordance with IFRS Accounting Standards.

Total Production Costs by Mine

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2025	2024	2025	2024
LaRonde mine	$46,960	$74,244	$172,146	$193,482
LZ5	23,825	18,916	69,017	58,059
LaRonde	70,785	93,160	241,163	251,541
Canadian Malartic	124,353	128,984	359,025	399,893
Goldex	35,956	34,265	108,302	100,531
Quebec	231,094	256,409	708,490	751,965
Detour Lake	151,199	127,159	427,475	379,366
Macassa	48,652	48,086	146,744	146,763
Ontario	199,851	175,245	574,219	526,129
Meliadine	85,662	75,099	282,577	254,463
Meadowbank	163,403	115,705	396,409	352,881
Nunavut	249,065	190,804	678,986	607,344
Fosterville	38,036	44,346	109,094	114,824
Australia	38,036	44,346	109,094	114,824
Kittila	61,762	59,968	172,659	176,535
Finland	61,762	59,968	172,659	176,535
Pinos Altos	55,443	46,464	148,723	122,980
La India	—	10,417	—	39,445
Mexico	55,443	56,881	148,723	162,425

Corporate and Other	4,070	—	4,070	—

Production costs per the condensed interim consolidated statements of income	$839,321	$783,653	$2,396,241	$2,339,222

The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three and nine months ended September 30, 2025 and September 30, 2024, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS Accounting Standards.

Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine

Three Months Ended September 30, 2025

(thousands, except as noted)

Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized gains and losses on hedges ($)	In-kind royalty ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	59,172	46,960	794	19,432	(41)	—	2,316	1,160	(19,003)	839
LZ5	22,350	23,825	1,066	1,617	(16)	—	826	1,175	(395)	1,157
LaRonde	81,522	70,785	868	21,049	(57)	—	3,142	1,164	(19,398)	926
Canadian Malartic	156,875	124,353	793	1,470	(306)	28,025	6	979	(3,151)	959
Goldex	29,375	35,956	1,224	2,732	(24)	—	1,018	1,351	(8,072)	1,076
Quebec	267,772	231,094	863	25,251	(387)	28,025	4,166	1,076	(30,621)	962
Detour Lake	176,539	151,199	856	(15,420)	(431)	12,183	1,384	844	(2,205)	831
Macassa	78,832	48,652	617	(184)	(57)	3,878	110	665	(487)	659
Ontario	255,371	199,851	783	(15,604)	(488)	16,061	1,494	788	(2,692)	778
Meliadine	93,836	85,662	913	20,706	(270)	—	(126)	1,129	(158)	1,128
Meadowbank	136,152	163,403	1,200	1,638	(389)	—	99	1,210	(2,401)	1,192
Nunavut	229,988	249,065	1,083	22,344	(659)	—	(27)	1,177	(2,559)	1,166
Fosterville	34,966	38,036	1,088	(597)	(28)	—	29	1,071	(158)	1,066
Australia	34,966	38,036	1,088	(597)	(28)	—	29	1,071	(158)	1,066
Kittila	57,954	61,762	1,066	(415)	(1,127)	—	(40)	1,038	(139)	1,036
Finland	57,954	61,762	1,066	(415)	(1,127)	—	(40)	1,038	(139)	1,036
Pinos Altos	20,885	55,443	2,655	(1,704)	(560)	—	326	2,562	(13,691)	1,906
Mexico	20,885	55,443	2,655	(1,704)	(560)	—	326	2,562	(13,691)	1,906

Corporate and Other(iv)	—	4,070	—	(4,070)	—	—	—	—	—	—

Consolidated	866,936	839,321	963	25,205	(3,249)	44,086	5,948	1,051	(49,860)	994

Notes:

(i)	Gold production for the three months ended September 30, 2025 excludes 945 ounces of payable production of gold at La India and 189 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 2,442 ounces of gold recovered at Hope Bay.

(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2025 is $3.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iv)	Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

Three Months Ended September 30, 2024

(thousands, except as noted)

Mine	Payable gold production (ounces)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(i)	Realized gains and losses on hedges ($)	In-kind royalty ($)(ii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	47,313	74,244	1,569	(14,425)	246	—	1,015	1,291	(10,097)	1,078
LZ5	18,292	18,916	1,034	3,752	86	—	1,030	1,300	(274)	1,285
LaRonde	65,605	93,160	1,420	(10,673)	332	—	2,045	1,294	(10,371)	1,135
Canadian Malartic	141,392	128,984	912	(2,590)	997	18,810	459	1,037	(1,777)	1,025
Goldex	30,334	34,265	1,130	(1,161)	148	—	762	1,121	(2,743)	1,031
Quebec	237,331	256,409	1,080	(14,424)	1,477	18,810	3,266	1,119	(14,891)	1,056
Detour Lake	173,891	127,159	731	(2,726)	1,247	8,752	1,974	784	(757)	779
Macassa	70,727	48,086	680	2,568	304	2,460	103	757	(442)	750
Ontario	244,618	175,245	716	(158)	1,551	11,212	2,077	776	(1,199)	772
Meliadine	99,838	75,099	752	13,212	505	—	65	890	(135)	889
Meadowbank	133,502	115,705	867	6,117	681	—	(1)	918	(978)	910
Nunavut	233,340	190,804	818	19,329	1,186	—	64	906	(1,113)	901
Fosterville	65,532	44,346	677	(1,523)	(80)	—	23	653	(135)	651
Australia	65,532	44,346	677	(1,523)	(80)	—	23	653	(135)	651
Kittila	56,715	59,968	1,057	(2,410)	(157)	—	(41)	1,011	(102)	1,010
Finland	56,715	59,968	1,057	(2,410)	(157)	—	(41)	1,011	(102)	1,010
Pinos Altos	21,371	46,464	2,174	(3,548)	—	—	317	2,023	(10,517)	1,531
Creston Mascota	9	—	—	—	—	—	—	—	—	—
La India	4,529	10,417	2,300	2,633	—	—	91	2,902	(133)	2,872
Mexico	25,909	56,881	2,195	(915)	—	—	408	2,176	(10,650)	1,765

Consolidated	863,445	783,653	908	(101)	3,977	30,022	5,797	953	(28,090)	921

Notes:

(i)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Nine Months Ended September 30, 2025

(thousands, except as noted)

Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	201,319	172,146	855	18,275	536	—	7,035	983	(52,124)	725
LZ5	62,946	69,017	1,096	485	196	—	2,637	1,149	(855)	1,136
LaRonde	264,265	241,163	913	18,760	732	—	9,672	1,023	(52,979)	822
Canadian Malartic	489,179	359,025	734	17,706	988	79,745	843	937	(8,680)	919
Goldex	92,509	108,302	1,171	2,418	308	—	3,139	1,234	(21,914)	997
Quebec	845,953	708,490	838	38,884	2,028	79,745	13,654	996	(83,573)	897
Detour Lake	497,649	427,475	859	(13,355)	646	30,266	4,384	903	(4,324)	894
Macassa	252,224	146,744	582	4,591	737	11,488	271	650	(1,662)	643
Ontario	749,873	574,219	766	(8,764)	1,383	41,754	4,655	818	(5,986)	810
Meliadine	282,611	282,577	1,000	14,310	728	—	102	1,053	(855)	1,050
Meadowbank	378,213	396,409	1,048	(1,373)	915	—	398	1,048	(4,533)	1,036
Nunavut	660,824	678,986	1,027	12,937	1,643	—	500	1,050	(5,388)	1,042
Fosterville	128,155	109,094	851	2,824	(28)	—	82	874	(428)	870
Australia	128,155	109,094	851	2,824	(28)	—	82	874	(428)	870
Kittila	162,415	172,659	1,063	1,388	(1,558)	—	(159)	1,061	(433)	1,058
Finland	162,415	172,659	1,063	1,388	(1,558)	—	(159)	1,061	(433)	1,058
Pinos Altos	59,539	148,723	2,498	1,819	(531)	—	894	2,535	(30,814)	2,017
Mexico	59,539	148,723	2,498	1,819	(531)	—	894	2,535	(30,814)	2,017

Corporate and Other(iv)	—	4,070	—	(4,070)	—	—	—	—	—	—

Consolidated	2,606,759	2,396,241	918	45,018	2,937	121,499	19,626	992	(126,622)	943

Notes:

(i)	Gold production for the nine months ended September 30, 2025 excludes 3,614 ounces of payable production of gold at La India and 253 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 2,442 ounces of gold recovered at Hope Bay.

(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2025 is $6.2 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iv)	Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

Nine Months Ended September 30, 2024

(thousands, except as noted)

Mine	Payable gold production (ounces)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(i)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(ii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	161,388	193,482	1,199	(12,892)	616	—	9,235	1,180	(39,703)	934
LZ5	54,915	58,059	1,057	3,820	215	—	2,396	1,174	(772)	1,160
LaRonde	216,303	251,541	1,163	(9,072)	831	—	11,631	1,179	(40,475)	991
Canadian Malartic	509,169	399,893	785	7,076	2,037	57,506	786	918	(5,945)	906
Goldex	98,472	100,531	1,021	(482)	369	—	1,959	1,040	(9,359)	945
Quebec	823,944	751,965	913	(2,478)	3,237	57,506	14,376	1,001	(55,779)	933
Detour Lake	492,889	379,366	770	(7,295)	2,394	22,446	5,147	816	(2,003)	812
Macassa	203,048	146,763	723	1,038	759	6,834	242	766	(662)	763
Ontario	695,937	526,129	756	(6,257)	3,153	29,280	5,389	801	(2,665)	798
Meliadine	284,238	254,463	895	2,457	1,612	—	100	910	(650)	908
Meadowbank	387,695	352,881	910	5,412	2,502	—	(46)	930	(2,952)	923
Nunavut	671,933	607,344	904	7,869	4,114	—	54	922	(3,602)	916
Fosterville	188,064	114,824	611	(1,277)	6	—	52	604	(462)	602
Australia	188,064	114,824	611	(1,277)	6	—	52	604	(462)	602
Kittila	166,967	176,535	1,057	(3,554)	(138)	—	(161)	1,034	(289)	1,032
Finland	166,967	176,535	1,057	(3,554)	(138)	—	(161)	1,034	(289)	1,032
Pinos Altos	69,850	122,980	1,761	2,235	—	—	980	1,807	(26,556)	1,426
Creston Mascota	50	—	—	—	—	—	—	—	—	—
La India	21,190	39,445	1,861	2,780	—	—	355	2,009	(991)	1,963
Mexico	91,090	162,425	1,783	5,015	—	—	1,335	1,853	(27,547)	1,550

Consolidated	2,637,935	2,339,222	887	(682)	10,372	86,786	21,045	931	(90,344)	897

Notes:

(i)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

Three Months Ended September 30, 2025

(thousands, except as noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	394	$46,960	C$	64,713	C$	164	C$	26,889	C$	—	C$	(6,553)	C$	216
LZ5	370	$23,825	C$	32,856	C$	89	C$	2,241	C$	—	C$	—	C$	95
LaRonde	764	$70,785	C$	97,569	C$	128	C$	29,130	C$	—	C$	(6,553)	C$	157
Canadian Malartic	5,091	$124,353	C$	170,193	C$	33	C$	2,129	C$	38,792	C$	—	C$	41
Goldex	843	$35,956	C$	49,637	C$	59	C$	3,761	C$	—	C$	—	C$	63
Quebec	6,698	$231,094	C$	317,399	C$	47	C$	35,020	C$	38,792	C$	(6,553)	C$	57
Detour Lake	7,351	$151,199	C$	208,932	C$	28	C$	(21,293)	C$	16,856	C$	—	C$	28
Macassa	133	$48,652	C$	67,786	C$	510	C$	(382)	C$	5,369	C$	—	C$	547
Ontario	7,484	$199,851	C$	276,718	C$	37	C$	(21,675)	C$	22,225	C$	—	C$	37
Meliadine	627	$85,662	C$	117,284	C$	187	C$	29,369	C$	—	C$	—	C$	234
Meadowbank	1,177	$163,403	C$	225,287	C$	191	C$	2,513	C$	—	C$	—	C$	194
Nunavut	1,804	$249,065	C$	342,571	C$	190	C$	31,882	C$	—	C$	—	C$	208
Fosterville	198	$38,036	A$	58,454	A$	295	A$	(1,171)	A$	—	A$	—	A$	289
Australia	198	$38,036	A$	58,454	A$	295	A$	(1,171)	A$	—	A$	—	A$	289
Kittila	558	$61,762		€53,023		€95		€(435)		€—		€—		€94
Finland	558	$61,762		€53,023		€95		€(435)		€—		€—		€94
Pinos Altos	431	$55,443		$55,443		$129		$(2,264)		$—		$—		$123
Mexico	431	$55,443		$55,443		$129		$(2,264)		$—		$—		$123

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2025 is C$5.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Three Months Ended September 30, 2024

(thousands, except as noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	355	$74,244	C$	101,221	C$	285	C$	(18,800)	C$	—	C$	(4,419)	C$	220
LZ5	332	$18,916	C$	25,740	C$	78	C$	5,072	C$	—	C$	—	C$	93
LaRonde	687	$93,160	C$	126,961	C$	185	C$	(13,728)	C$	—	C$	(4,419)	C$	158
Canadian Malartic	4,862	$128,984	C$	175,462	C$	36	C$	(3,655)	C$	25,677	C$	—	C$	41
Goldex	739	$34,265	C$	46,696	C$	63	C$	(1,619)	C$	—	C$	—	C$	61
Quebec	6,288	$256,409	C$	349,119	C$	56	C$	(19,002)	C$	25,677	C$	(4,419)	C$	56
Detour Lake	7,082	$127,159	C$	172,973	C$	24	C$	(3,935)	C$	11,914	C$	—	C$	26
Macassa	134	$48,086	C$	65,489	C$	489	C$	3,408	C$	3,348	C$	—	C$	539
Ontario	7,216	$175,245	C$	238,462	C$	33	C$	(527)	C$	15,262	C$	—	C$	35
Meliadine	533	$75,099	C$	102,391	C$	192	C$	17,937	C$	—	C$	—	C$	226
Meadowbank	1,083	$115,705	C$	157,247	C$	145	C$	8,236	C$	—	C$	—	C$	153
Nunavut	1,616	$190,804	C$	259,638	C$	161	C$	26,173	C$	—	C$	—	C$	177
Fosterville	246	$44,346	A$	66,587	A$	271	A$	(2,406)	A$	—	A$	—	A$	261
Australia	246	$44,346	A$	66,587	A$	271	A$	(2,406)	A$	—	A$	—	A$	261
Kittila	544	$59,968		€54,519		€100		€(2,469)		€—		€—		€96
Finland	544	$59,968		€54,519		€100		€(2,469)		€—		€—		€96
Pinos Altos	446	$46,464		$46,464		$104		$(3,548)		$—		$—		$96
La India(iii)	—	$10,417		$10,417		$—		$(10,417)		$—		$—		$—
Mexico	446	$56,881		$56,881		$128		$(13,965)		$—		$—		$96

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iii)	La India's cost calculations per tonne for the three months ended September 30, 2024 exclude approximately $10.4 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

Nine Months Ended September 30, 2025

(thousands, except as noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	1,103	172,146	C$	240,956	C$	218	C$	25,370	C$	—	C$	(19,756)	C$	224
LZ5	1,010	69,017	C$	96,407	C$	95	C$	575	C$	—	C$	—	C$	96
LaRonde	2,113	241,163	C$	337,363	C$	160	C$	25,945	C$	—	C$	(19,756)	C$	163
Canadian Malartic	14,919	359,025	C$	498,804	C$	33	C$	24,333	C$	111,462	C$	—	C$	43
Goldex	2,454	108,302	C$	151,393	C$	62	C$	3,196	C$	—	C$	—	C$	63
Quebec	19,486	708,490	C$	987,560	C$	51	C$	53,474	C$	111,462	C$	(19,756)	C$	58
Detour Lake	20,817	427,475	C$	596,968	C$	29	C$	(18,952)	C$	42,298	C$	—	C$	30
Macassa	424	146,744	C$	205,250	C$	484	C$	6,264	C$	16,061	C$	—	C$	537
Ontario	21,241	574,219	C$	802,218	C$	38	C$	(12,688)	C$	58,359	C$	—	C$	40
Meliadine	1,730	282,577	C$	394,138	C$	228	C$	18,509	C$	—	C$	—	C$	239
Meadowbank	2,906	396,409	C$	550,901	C$	190	C$	(2,594)	C$	—	C$	—	C$	189
Nunavut	4,636	678,986	C$	945,039	C$	204	C$	15,915	C$	—	C$	—	C$	207
Fosterville	549	109,094	A$	168,621	A$	307	A$	4,145	A$	—	A$	—	A$	315
Australia	549	109,094	A$	168,621	A$	307	A$	4,145	A$	—	A$	—	A$	315
Kittila	1,562	172,659		€154,529		€99		€199		€—		€—		€99
Finland	1,562	172,659		€154,529		€99		€199		€—		€—		€99
Pinos Altos	1,252	148,723		$148,723		$119		$1,288		$—		$—		$120
Mexico	1,252	148,723		$148,723		$119		$1,288		$—		$—		$120

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2025 is C$8.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Nine Months Ended September 30, 2024

(thousands, except as noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	1,149	193,482	C$	262,638	C$	229	C$	(16,069)	C$	—	C$	(8,019)	C$	208
LZ5	898	58,059	C$	78,984	C$	88	C$	5,192	C$	—	C$	—	C$	94
LaRonde	2,047	251,541	C$	341,622	C$	167	C$	(10,877)	C$	—	C$	(8,019)	C$	158
Canadian Malartic	15,217	399,893	C$	543,010	C$	36	C$	9,830	C$	78,244	C$	—	C$	41
Goldex	2,264	100,531	C$	136,615	C$	60	C$	(580)	C$	—	C$	—	C$	60
Quebec	19,528	751,965	C$	1,021,247	C$	52	C$	(1,627)	C$	78,244	C$	(8,019)	C$	56
Detour Lake	20,376	379,366	C$	515,371	C$	25	C$	(9,622)	C$	30,538	C$	—	C$	26
Macassa	420	146,763	C$	199,917	C$	476	C$	1,468	C$	9,301	C$	—	C$	502
Ontario	20,796	526,129	C$	715,288	C$	34	C$	(8,154)	C$	39,839	C$	—	C$	36
Meliadine	1,450	254,463	C$	345,186	C$	238	C$	3,724	C$	—	C$	—	C$	241
Meadowbank	3,144	352,881	C$	478,366	C$	152	C$	7,470	C$	—	C$	—	C$	155
Nunavut	4,594	607,344	C$	823,552	C$	179	C$	11,194	C$	—	C$	—	C$	182
Fosterville	652	114,824	A$	173,962	A$	267	A$	(2,041)	A$	—	A$	—	A$	264
Australia	652	114,824	A$	173,962	A$	267	A$	(2,041)	A$	—	A$	—	A$	264
Kittila	1,550	176,535		€162,375		€105		€(3,354)		€—		€—		€103
Finland	1,550	176,535		€162,375		€105		€(3,354)		€—		€—		€103
Pinos Altos	1,326	122,980		$122,980		$93		$2,235		$—		$—		$94
La India(iii)	—	39,445		$39,445		$—		$(39,445)		$—		$—		$—
Mexico	1,326	162,425		$162,425		$122		$(37,210)		$—		$—		$94

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iii)	La India's cost calculations per tonne for the nine months ended September 30, 2024 exclude approximately $39.4 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

All-in sustaining costs per ounce

All-in sustaining costs per ounce (also referred to as "AISC per ounce") on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce on a co-product basis is calculated in the same manner as the AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. Unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see "Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine" for a discussion of regarding the Company's use of by-product basis reporting).

Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne, as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards.

The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council ("WGC") in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three and nine months ended September 30, 2025 and September 30, 2024 on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues).

	Three Months Ended September 30,		Nine Months Ended September 30,
(United States dollars per ounce, except where noted)	2025	2024	2025	2024
Production costs per the condensed interim consolidated statements of income (thousands)	$839,321	$783,653	$2,396,241	$2,339,222
Less: Production costs from non-operating minesites	(4,070)	—	(4,070)	—
Adjusted production costs	835,251	783,653	2,392,171	2,339,222
Gold production (ounces)(i)	866,936	863,445	2,606,759	2,637,935
Production costs per ounce	$963	$908	$918	$887
Adjustments:
Inventory adjustments(ii)	33	—	18	—
In-kind royalty(iii)	51	—	47	—
Realized gains and losses on hedges of production costs	(4)	5	1	4
Other(iv)	8	40	8	40
Total cash costs per ounce (co-product basis)	$1,051	$953	$992	$931
By-product metal revenues	(57)	(32)	(49)	(34)
Total cash costs per ounce (by-product basis)	$994	$921	$943	$897
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	282	292	250	244
General and administrative expenses (including stock option expense)	78	56	71	55
Non-cash reclamation provision and sustaining leases(v)	19	17	17	18
All-in sustaining costs per ounce (by-product basis)	$1,373	$1,286	$1,281	$1,214
By-product metal revenues	57	32	49	34
All-in sustaining costs per ounce (co-product basis)	$1,430	$1,318	$1,330	$1,248

Notes:

(i) Gold production for the three months ended September 30, 2025 excludes 945 ounces of payable production of gold at La India and 189 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 2,442 ounces of gold recovered at Hope Bay. Gold production for the nine months ended September 30, 2025 excludes 3,614 ounces of payable production of gold at La India and 253 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 2,442 ounces of gold recovered at Hope Bay.

(ii) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three and nine months ended September 30, 2025 is $3.7 and $6.2 million, respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii) Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iv) Other adjustments consists of smelting, refining and marketing charges to production costs.

(v) Sustaining leases are lease payments related to sustaining assets.

Adjusted net income and adjusted net income per share

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.

The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out a reconciliation of net income per the condensed interim consolidated statements of income to adjusted net income for the three and nine months ended September 30, 2025, and September 30, 2024.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands)	2025	2024	2025	2024
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326
Foreign currency translation (gain) loss	(6,559)	3,436	(18,190)	(748)
Realized and unrealized loss (gain) on derivative financial instruments	20,242	(17,153)	(173,881)	48,390
Environmental remediation	2,370	6,294	24,334	11,201
Net loss on disposal of property, plant and equipment	5,719	5,420	17,824	25,786
Purchase price allocation to inventory	3,700	—	6,234	—
Debt extinguishment costs	2,838	—	8,245	—
Impairment loss(i)	—	—	10,554	—
Loss on sale of equity securities	40,175	—	40,175	—
Other(ii)	—	—	2,077	13,215
Income and mining taxes adjustments(iii)	(38,234)	7,462	(24,676)	1,146
Adjusted net income for the period	$1,085,209	$572,577	$2,831,096	$1,485,316

Notes:

(i) Relates to the Company's ownership percentage of an impairment loss recorded by an associate.

(ii) Other adjustments relate to retroactive payments that management considers not reflective of the Company's underlying performance in the comparative period.

(iii) Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and adjusted EBITDA

EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.

Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, and income and mining taxes adjustments.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company's continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out a reconciliation of net income per the condensed interim consolidated statements of income to EBITDA and adjusted EBITDA for the three and nine months ended September 30, 2025, and September 30, 2024.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands)	2025	2024	2025	2024
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326
Finance costs	24,154	28,527	74,027	99,265
Amortization of property, plant and mine development	429,947	390,245	1,223,703	1,125,859
Income and mining tax expense	520,610	272,672	1,448,358	652,718
EBITDA	2,029,669	1,258,562	5,684,488	3,264,168
Foreign currency translation (gain) loss	(6,559)	3,436	(18,190)	(748)
Realized and unrealized loss (gain) on derivative financial instruments	20,242	(17,153)	(173,881)	48,390
Environmental remediation	2,370	6,294	24,334	11,201
Net loss on disposal of property, plant and equipment	5,719	5,420	17,824	25,786
Purchase price allocation to inventory	3,700	—	6,234	—
Debt extinguishment costs	2,838	—	8,245	—
Impairment loss(i)	—	—	10,554	—
Loss on sale of equity securities	40,175	—	40,175	—
Other(ii)	—	—	2,077	13,215
Adjusted EBITDA	$2,098,154	$1,256,559	$5,601,860	$3,362,012

Notes:

(i) Relates to the Company's ownership percentage of an impairment loss recorded by an associate.

(ii) Other adjustments relate to retroactive payments that management considers not reflective of the Company's underlying performance in the comparative period.

Cash provided by operating activities before changes in non-cash components of working capital and its per share ratio

Cash provided by operating activities before changes in non-cash components of working capital is calculated by adjusting the cash provided by operating activities as shown in the condensed interim consolidated statements of cash flows for the effects of changes in non-cash components of working capital such as income taxes, inventories, other current assets, accounts payable and accrued liabilities and interest payable. The per share ratio is calculated by dividing cash provided by operating activities before changes in non-cash components of working capital by the weighted average number of shares outstanding on a basic basis. The Company believes that changes in working capital can be volatile due to numerous factors, including the timing of payments. Management uses these measures to, and believes they are useful to investors so they can, assess the underlying operating cash flow performance and future operating cash flow generating capabilities of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards. A reconciliation of these measures to the nearest IFRS Accounting Standards measure is provided below.

Free cash flow and free cash flow before changes in non-cash components of working capital

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.

Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company's ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company's financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS Accounting Standards to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.

The following table sets out a reconciliation of cash provided by operating activities per the condensed interim consolidated statements of cash flows to free cash flow and free cash flow before changes in non-cash components of working capital and to cash provided by operating activities before changes in non-cash components of working capital for the three and nine months ended September 30, 2025, and September 30, 2024.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands, except where noted)	2025	2024	2025	2024
Cash provided by operating activities	$1,815,875	$1,084,532	$4,705,609	$2,829,043
Additions to property, plant and mine development	(626,330)	(464,101)	(1,616,930)	(1,255,786)
Free cash flow	1,189,545	620,431	3,088,679	1,573,257
Changes in income taxes	(189,741)	(95,930)	(491,108)	(142,732)
Changes in inventory	143,052	156,871	165,196	165,727
Changes in other current assets	11,022	(41,263)	17,784	16,237
Changes in accounts payable and accrued liabilities	(122,303)	(80,704)	(198,893)	(74,622)
Changes in interest payable	3,339	3,964	4,132	(2,867)
Free cash flow before changes in non-cash components of working capital	$1,034,914	$563,369	$2,585,790	$1,535,000
Additions to property, plant and mine development	626,330	464,101	1,616,930	1,255,786
Cash provided by operating activities before changes in non-cash components of working capital	$1,661,244	$1,027,470	$4,202,720	$2,790,786

Cash provided by operating activities per share - basic	$3.62	$2.16	$9.37	$5.67
Cash provided by operating activities before changes in non-cash components of working capital per share - basic	$3.31	$2.05	$8.37	$5.59

Free cash flow per share - basic	$2.37	$1.24	$6.15	$3.15
Free cash flow before changes in non-cash components of working capital per share - basic	$2.06	$1.12	$5.15	$3.07

Operating margin

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; loss (gain) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is useful to investors as it provides them with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS Accounting Standards. For a reconciliation of operating margin to revenue from operations, see "Summary of Operations Key Performance Indicators".

Capital expenditures

Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the condensed interim consolidated statements of cash flows.

Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS Accounting Standards and other companies may classify expenditures in a different manner.

The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three and nine months ended September 30, 2025 and September 30, 2024.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands)	2025	2024	2025	2024
Sustaining capital expenditures	$240,619	$247,762	$642,295	$633,785
Sustaining capitalized exploration	6,373	5,200	16,335	15,124
Development capital expenditures	316,054	189,406	728,924	502,924
Development capitalized exploration	80,809	43,427	213,488	113,282
Total Capital Expenditures	$643,855	$485,795	$1,601,042	$1,265,115
Working capital adjustments	(17,525)	(21,694)	15,888	(9,329)
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$626,330	$464,101	$1,616,930	$1,255,786

Net cash (debt)

Net cash (debt) is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the condensed interim consolidated balance sheets for deferred financing costs and cash and cash equivalents. Management believes the measure of net cash (debt) is useful to help investors determine the Company's overall cash (debt) position and to evaluate the future debt capacity of the Company. The Company changed the label for this non-GAAP measure from "net debt" to "net cash (debt)" as the Company believes that reporting a positive net cash position is more clear and understandable to readers than a negative net debt position. The Company's method of calculating this non-GAAP measure has not changed.

The following table sets out a reconciliation of long-term debt per the condensed interim consolidated balance sheets to net cash (debt) as at September 30, 2025, and December 31, 2024.

	As at	As at
(thousands)	September 30, 2025	December 31, 2024
Current portion of long-term debt per the condensed interim consolidated balance sheets	$—	$(90,000)
Non-current portion of long-term debt	(195,994)	(1,052,956)
Long-term debt	$(195,994)	$(1,142,956)
Cash and cash equivalents	$2,354,759	$926,431
Net cash (debt)	$2,158,765	$(216,525)

Forward-Looking Non-GAAP Measures

This news release also contains information as to estimated future total cash costs per ounce and AISC per ounce. The estimates are based upon the total cash costs per ounce and AISC per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.

Forward-Looking Statements

The information in this news release has been prepared as at October 29, 2025. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "commit", "could", "estimate", "expect", "forecast", "future", "guide", "objective", "plan", "potential", "schedule", "target", "track", "will", and similar expressions are intended to identify forward-looking statements. Such statements include the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, other expenses and cash flows; the potential for additional gold production at the Company's sites; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; the Company's expansion plans at Detour Lake, Upper Beaver and Odyssey, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the Company's plans at Hope Bay and San Nicolas; statements concerning the Company's "fill-the-mill" strategy at Canadian Malartic; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development, production, closure and other capital costs and estimates of the timing of such exploration, development, production and closure or decisions with respect to such exploration, development, production and closure; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company's mine sites; the Company's plans and strategies with respect to sustainability initiatives; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company's unsecured revolving bank credit facility and other indebtedness; future dividend amounts, record dates and payment dates; the effect of tariffs and trade restrictions on the Company; plans with respect to activity under the NCIB; plans to form Avenir, and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis (the "2024 MD&A") and the Company's Annual Information Form (the "AIF") for the year ended December 31, 2024 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2024 (the "Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the Company's plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company's current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and 2024 MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2024, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of National Instrument 43-101 – Standards of Disclosure for Mineral Projects can be found in the Company's AIF and 2024 MD&A filed on SEDAR+ each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR+ in respect of the Company's material mineral properties: Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report (September 20, 2024); NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); and the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015).

APPENDIX A – EXPLORATION DETAILS

Eclipse zone and East Gouldie and Odyssey deposits at Odyssey mine

Drill hole	Deposit / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX23-309WZ	Eclipse	1,520.5	1,531.3	1,057	10.1	3.9	3.9
MEX24-322WBZA	East Gouldie	2,152.3	2,189.0	1,991	29.9	2.3	2.3
including		2,175.2	2,189.0	2,001	11.3	4.0	4.0
MEX25-337	East Gouldie	1,597.9	1,652.4	1,531	51.8	2.0	2.0
MEX25-337W	East Gouldie	1,581.0	1,603.0	1,352	21.6	3.3	3.3
including		1,590.0	1,598.0	1,353	7.7	6.2	6.2
UGEG-075-054	East Gouldie	558.0	573.5	907	15.4	5.5	5.5
including		558.0	566.1	905	8.0	8.2	8.2
UGEG-075-056	East Gouldie	547.5	573.1	884	25.4	5.1	4.8
including		549.3	556.4	881	7.0	13.2	12.0
UGEG-083-016	East Gouldie	146.6	170.0	891	16.8	2.5	2.5
UGOD-075-043	Odyssey North	587.0	602.4	943	13.3	3.3	3.3
UGOD-075-032	Odyssey internal	439.9	456.0	810	14.3	3.6	3.6
and	Odyssey internal	468.0	474.0	822	5.3	22.5	10.7
UGOD-058-005	Odyssey Jupiter	491.4	505.5	800	12.6	2.9	2.9
MEV25-304	Odyssey South	326.0	341.5	250	14.0	6.7	3.6
including		326.0	327.5	244	1.4	52.6	20.0

*Results from Eclipse, East Gouldie and Odyssey use a capping factor of 20 g/t gold.

Marban deposit

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MRB25-005	84.3	90.4	64	6.1	1.3	1.3
and	333.0	345.6	248	11.5	1.3	1.3
and	351.0	357.1	258	5.6	1.8	1.8
MRB25-006	242.4	245.4	191	3.0**	3.3	3.3
MRB25-015	117.2	122.4	103	4.9	3.2	3.2
MRB25-029	121.0	126.5	103	5.5**	2.2	2.2
MRB25-030	401.5	407.0	309	5.5	4.3	4.3
and	494.0	505.0	384	10.9	4.6	4.6
MRB25-033	159.2	162.0	117	2.8**	5.3	5.3
and	201.5	203.0	147	1.5**	15.3	15.3
MRB25-034	127.5	133.5	116	5.2	1.8	1.8
MRB25-038	102.0	113.4	80	11.4**	3.3	3.3
including	103.2	104.0	78	0.8	13.4	13.4
including	106.7	109.1	82	2.4**	10.5	10.5
and	216.2	219.6	165	3.4**	4.1	4.1
MRB25-051	265.0	266.5	191	1.5**	20.1	20.1

*Results from Marban use a capping factor ranging from 10 g/t to 40 g/t gold depending on the zone.

**Core length. True width undetermined.

West Pit and West Extension zones at Detour Lake

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
DLM25-1144A	West Pit	652.2	767.5	565	106.2	1.5
including		652.2	668.0	528	14.5	2.9
including		751.1	762.2	600	10.3	6.1
DLM25-1156	West Pit	385.0	436.0	323	46.5	1.0
and		506.0	533.0	405	24.8	1.7
and		642.0	691.9	514	46.4	1.2
and		745.0	768.0	578	21.5	1.5
DLM25-1161	West Extension	1,009.8	1,013.0	860	2.9	137.1
DLM25-1162	West Extension	640.0	758.0	575	108.6	0.8
DLM25-1163	West Pit	636.4	639.9	486	3.3	17.2
and		663.0	700.0	518	34.5	2.1
including		684.0	695.0	523	10.3	4.0
and		789.0	792.0	595	2.8	10.2
and		996.0	1,012.0	746	15.0	8.0
including		1,007.0	1,012.0	750	4.7	27.0
and		1,049.0	1,063.0	783	13.2	5.4
and		1,086.0	1,091.0	806	4.7	5.3
DLM25-1164	West Pit	338.1	400.0	297	55.7	2.7
including		385.0	395.0	313	9.0	11.8
and		473.0	486.5	381	12.4	4.6
DLM25-1168	West Pit	413.2	488.0	343	69.7	1.8
including		467.0	475.0	357	7.5	10.2
and		625.1	667.0	480	39.8	3.0
including		655.7	667.0	490	10.7	7.6
and		682.3	696.0	509	13.1	3.4
DLM25-1175	West Pit	423.0	435.9	344	11.7	2.8
and		578.0	606.0	466	25.9	2.2
including		582.2	595.0	463	11.9	3.6
DLM25-1179B	West Extension	587.7	620.2	538	26.8	7.4
including		587.7	591.5	526	3.1	10.3
including		604.9	612.5	542	6.3	23.6
DLM25-1188	West Extension	546.0	549.0	471	2.6	19.1
and		1,040.0	1,051.0	845	10.3	2.7
and		1,112.0	1,122.9	896	10.3	2.2

*Results from Detour Lake are uncapped.

Madrid deposit at Hope Bay

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM25-349	undefined	622.5	625.5	544	2.6	17.9	17.9
HBM25-352	Patch 7	821.0	824.0	629	2.5	14.7	14.7
HBM25-354	Patch 7	446.0	451.0	348	3.8	10.7	10.7
HBM25-359	Patch 7	329.0	337.0	274	6.1	4.3	4.3
HBM25-364	Patch 7	916.0	927.3	834	9.3	13.8	12.7
including	Patch 7	925.0	926.0	837	0.8	43.8	43.8
including	Patch 7	926.8	927.3	838	0.4	124.0	85.0
and	Patch 7	930.0	940.0	844	8.2	4.1	4.1
HBM25-365	Patch 7	622.0	634.0	486	9.8	6.0	6.0
including	Patch 7	631.0	632.0	488	0.9	19.6	19.6
HBM25-367	Patch 7	470.5	481.5	374	10.8	6.7	6.7
and	undefined	492.0	495.8	386	3.7	8.9	8.9
and	Patch 7	539.7	544.7	419	4.8	5.4	5.4
HBM25-368A	Patch 7	1,123.0	1,127.0	700	3.9	12.5	12.5
HBM25-369	undefined	141.5	144.5	115	2.3	11.2	11.2
and	Patch 7	469.0	472.0	398	3.0	12.8	12.8
and	Patch 7	560.7	563.7	471	2.5	12.3	12.3
HBM25-376	Patch 7	362.1	368.0	290	5.7	6.6	6.6
HBM25-381	Patch 7	1,110.5	1,115.4	866	4.6	81.4	16.9
including	Patch 7	1,110.5	1,111.4	865	0.9	401.0	50.0
HBM25-383	undefined	757.0	766.5	596	8.9	5.0	5.0

*Results from Madrid use a capping factor ranging from 50 g/t gold to 75 g/t gold depending on the zone.

IVR and Whale Tail zones at Amaruq

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ24-3091	IVR	903.1	911.5	773	6.4	13.8	8.2
AMQ24-3091B	IVR	960.3	979.0	873	16.2	12.0	6.0
including		973.3	979.0	879	4.9	27.9	10.2
AMQ24-3105A	IVR	900.0	908.5	826	7.5	9.2	9.2
AMQ24-3190	IVR	140.5	146.5	172	4.3	21.0	21.0
including		144.1	144.9	173	0.6	89.4	89.4
AMQ24-3191	IVR	143.5	152.3	177	5.6	20.7	14.8
including		149.0	150.0	178	0.6	151.5	100.0
AMQ22-2852**	Whale Tail	976.8	991.8	848	10.5	9.1	9.1
AMQ22-2876A**	Whale Tail	1,051.0	1,069.2	1,000	18.2	7.4	7.4
AMQ24-3157	Whale Tail	946.7	952.0	890	4.6	11.8	11.8
AMQ25-3215B	Whale Tail	853.5	864.7	774	7.9	8.4	8.4
AMQ25-3217A	Whale Tail	916.6	926.4	865	4.1	7.1	7.1
AMQ25-3220	Whale Tail	819.0	829.8	750	7.7	4.7	4.7
AMQ25-3220B	Whale Tail	834.3	853.2	779	10.8	4.6	4.3
AMQ25-3221B	Whale Tail	638.1	643.9	547	4.1	45.7	12.8
and	Whale Tail	721.1	729.9	620	6.2	4.5	4.5

*Results from Amaruq mine use a capping factor ranging from 20 g/t to 100 g/t gold depending on the zone.

**Previously released in AEM news releases dated October 26, 2022 and February 16, 2023.

Exploration Drill Collar Coordinates

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Odyssey mine
MEV25-304	719125	5333939	334	14	-56	633
MEX23-309WZ	718682	5334767	307	162	-48	1,725
MEX24-322WBZA	718617	5334759	307	215	-70	2,382
MEX25-337	716867	5334695	317	190	-78	1,812
MEX25-337W	716867	5334695	317	190	-78	1,800
UGEG-075-054	717714	5334081	-342	166	-31	733
UGEG-075-056	717716	5334080	-339	174	-28	703
UGEG-083-016	717376	5333673	-498	234	-33	285
UGOD-058-005	717913	5334573	-264	114	-28	710
UGOD-075-032	718144	5334120	-254	351	-37	598
UGOD-075-043	718006	5334110	-261	5	-42	648
Marban
MRB25-005	278406	5336377	306	195	-46	483
MRB25-006	279318	5335303	300	196	-51	343
MRB25-015	279214	5335924	303	199	-60	157
MRB25-029	278945	5335900	303	176	-56	550
MRB25-030	279040	5335878	303	178	-50	631
MRB25-033	278982	5335542	300	180	-45	450
MRB25-034	278997	5335899	303	182	-62	307
MRB25-038	279101	5335557	298	180	-48	400
MRB25-038	279101	5335557	298	180	-48	400
MRB25-051	279034	5335735	301	184	-45	474
Detour Lake
DLM25-1144A	589207	5541635	284	180	-58	790
DLM25-1156	589736	5541449	282	179	-54	1,143
DLM25-1161	586878	5542169	300	182	-66	1,260
DLM25-1162	587320	5541904	295	175	-62	1,017
DLM25-1163	589674	5541450	284	178	-54	1,122
DLM25-1164	588125	5541728	287	178	-56	858
DLM25-1168	589267	5541636	284	180	-53	777
DLM25-1175	588122	5541831	287	179	-57	840
DLM25-1179B	586281	5541960	289	183	-67	750
DLM25-1188	586758	5542136	300	181	-65	1,152
Hope Bay
HBM25-349	434886	7548555	47	68	-74	738
HBM25-352	434626	7548127	33	79	-64	1,075
HBM25-354	435073	7547566	41	76	-61	801
HBM25-359	434891	7548722	39	70	-65	546
HBM25-364	434735	7548292	34	88	-72	1,112
HBM25-365	434979	7547863	38	64	-59	822
HBM25-367	435105	7548039	38	97	-62	661
HBM25-368A	434279	7548408	38	77	-53	1,200
HBM25-369	435071	7547856	39	76	-64	727

HBM25-376	435079	7547798	38	78	-61	747
HBM25-381	434334	7548811	51	73	-65	1,126
HBM25-383	434949	7547679	37	70	-62	933
Meadowbank
AMQ22-2852	606165	7255744	181	143	-73	1,095
AMQ22-2876A	606120	7255600	161	129	-75	1,143
AMQ24-3091	607955	7255946	165	297	-70	1,059
AMQ24-3091B	607955	7255946	165	297	-70	1,081
AMQ24-3105A	607828	7255878	167	295	-73	999
AMQ24-3157	606250	7255606	172	136	-78	1,003
AMQ24-3190	607118	7256280	111	328	-63	195
AMQ24-3191	607118	7256280	111	353	-63	231
AMQ25-3215B	606109	7255569	161	113	-65	892
AMQ25-3217A	606103	7255555	160	134	-69	961
AMQ25-3220	606316	7255690	163	141	-69	864
AMQ25-3220B	606316	7255690	163	141	-69	930
AMQ25-3221B	606380	7255686	164	147	-60	777

*Coordinate Systems: NAD 83 UTM Zone 17N for Odyssey and Marban; NAD 1983 UTM Zone 17N for Detour Lake; NAD 1983 UTM Zone 13N for Hope Bay; and NAD 1983 UTM Zone 14N for Meadowbank.

APPENDIX B – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income - key line items:
Revenue from mine operations:
LaRonde mine	221,527	159,294	678,936	435,799
LZ5	69,484	47,363	202,235	127,392
LaRonde	291,011	206,657	881,171	563,191
Canadian Malartic	543,870	345,969	1,463,134	1,092,558
Goldex	108,124	81,384	319,373	237,304
Quebec	943,005	634,010	2,663,678	1,893,053
Detour Lake	653,283	437,920	1,642,343	1,140,293
Macassa	282,208	162,334	778,101	455,203
Ontario	935,491	600,254	2,420,444	1,595,496
Meliadine	267,332	208,209	880,138	630,724
Meadowbank	476,831	315,047	1,216,631	873,047
Nunavut	744,163	523,256	2,096,769	1,503,771
Fosterville	142,448	167,368	406,122	433,429
Australia	142,448	167,368	406,122	433,429
Kittila	190,208	148,652	519,238	395,875
Finland	190,208	148,652	519,238	395,875
Pinos Altos	88,586	68,336	221,999	184,526
La India	—	13,733	—	55,903
Mexico	88,586	82,069	221,999	240,429
Corporate and Other	15,628	—	15,628	—
Revenues from mining operations	$3,059,529	$2,155,609	$8,343,878	$6,062,053
Production costs	839,321	783,653	2,396,241	2,339,222
Total operating margin(i)	2,220,208	1,371,956	5,947,637	3,722,831
Amortization of property, plant and mine development	429,947	390,245	1,223,703	1,125,859
Exploration, corporate and other	214,693	141,921	337,176	557,928
Income before income and mining taxes	1,575,568	839,790	4,386,758	2,039,044
Income and mining taxes expense	520,610	272,672	1,448,358	652,718
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326
Net income per share — basic	$2.10	$1.13	$5.85	$2.78
Net income per share — diluted	$2.10	$1.13	$5.83	$2.77

Cash flows:
Cash provided by operating activities	$1,815,875	$1,084,532	$4,705,609	$2,829,043
Cash used in investing activities	$(288,064)	$(537,933)	$(1,548,940)	$(1,375,557)
Cash used in provided by financing activities	$(732,120)	$(493,545)	$(1,734,241)	$(813,813)

Realized prices:
Gold (per ounce)	$3,476	$2,492	$3,221	$2,297
Silver (per ounce)	$43.43	$30.69	$37.80	$28.31
Zinc (per tonne)	$2,694	$2,822	$2,728	$2,697
Copper (per tonne)	$10,190	$8,254	$9,696	$9,304

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Payable production(ii):
Gold (ounces):
LaRonde mine	59,172	47,313	201,319	161,388
LZ5	22,350	18,292	62,946	54,915
LaRonde	81,522	65,605	264,265	216,303
Canadian Malartic	156,875	141,392	489,179	509,169
Goldex	29,375	30,334	92,509	98,472
Quebec	267,772	237,331	845,953	823,944
Detour Lake	176,539	173,891	497,649	492,889
Macassa	78,832	70,727	252,224	203,048
Ontario	255,371	244,618	749,873	695,937
Meliadine	93,836	99,838	282,611	284,238
Meadowbank	136,152	133,502	378,213	387,695
Nunavut	229,988	233,340	660,824	671,933
Fosterville	34,966	65,532	128,155	188,064
Australia	34,966	65,532	128,155	188,064
Kittila	57,954	56,715	162,415	166,967
Finland	57,954	56,715	162,415	166,967
Pinos Altos	20,885	21,371	59,539	69,850
Creston Mascota	—	9	—	50
La India	—	4,529	—	21,190
Mexico	20,885	25,909	59,539	91,090
Total gold (ounces):	866,936	863,445	2,606,759	2,637,935

Silver (thousands of ounces)	630	602	1,843	1,845
Zinc (tonnes)	1,924	914	6,051	4,479
Copper (tonnes)	1,468	797	4,013	2,673

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Payable metal sold(iii):
Gold (ounces):
LaRonde mine	57,650	58,357	194,191	175,086
LZ5	19,574	18,920	62,450	55,436
LaRonde	77,224	77,277	256,641	230,522
Canadian Malartic	157,228	139,694	452,721	475,893
Goldex	28,479	31,671	92,339	99,896
Quebec	262,931	248,642	801,701	806,311
Detour Lake	188,008	176,585	509,522	497,215
Macassa	81,330	65,000	241,475	197,840
Ontario	269,338	241,585	750,997	695,055
Meliadine	76,739	83,900	274,197	276,878
Meadowbank	136,974	126,010	379,548	378,123
Nunavut	213,713	209,910	653,745	655,001
Fosterville	41,300	67,198	125,800	187,247
Australia	41,300	67,198	125,800	187,247
Kittila	55,000	59,464	162,000	171,448
Finland	55,000	59,464	162,000	171,448
Pinos Altos	21,734	23,700	59,573	69,510
La India	—	5,400	—	24,620
Mexico	21,734	29,100	59,573	94,130

Corporate and Other	4,547	—	4,547	—

Total gold (ounces):	868,563	855,899	2,558,363	2,609,192

Silver (thousands of ounces)	653	573	1,754	1,814
Zinc (tonnes)	1,977	1,748	6,180	4,802
Copper (tonnes)	1,438	806	3,998	2,681

Notes:

(i) Operating margin is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance – Operating Margin for more information on the Company's calculation and use of operating margin.

(ii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended September 30, 2025, it excludes 945 payable gold ounces produced at La India and 189 payable gold ounces produced at Creston Mascota as well as 2,442 ounces of gold recovered at Hope Bay. For the nine months ended September 30, 2025, it excludes 3,614 payable gold ounces produced at La India and 253 payable gold ounces produced at Creston Mascota as well as 2,442 ounces of gold recovered at Hope Bay.

(iii) Canadian Malartic payable metal sold excludes the 5.0% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake payable metal sold excludes the 2.0% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation. For the nine months ended September 30, 2025, it excludes 2,500 payable gold ounces sold at La India.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts) (Unaudited)

	As at	As at
	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$2,354,759	$926,431
Inventories	1,716,135	1,510,716
Income taxes recoverable	15,509	26,432
Fair value of derivative financial instruments	19,815	1,348
Other current assets	362,135	340,354
Total current assets	4,468,353	2,805,281
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development	22,172,275	21,466,499
Investments	952,346	612,889
Deferred income and mining tax asset	24,784	29,198
Other assets	911,483	915,479
Total assets	$32,686,913	$29,987,018

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$1,064,013	$817,649
Share based liabilities	36,299	27,290
Interest payable	2,719	5,763
Income taxes payable	841,710	372,197
Current portion of long-term debt	—	90,000
Reclamation provision	104,102	58,579
Lease obligations	39,694	40,305
Fair value of derivative financial instruments	19,193	100,182
Total current liabilities	2,107,730	1,511,965
Non-current liabilities:
Long-term debt	195,994	1,052,956
Reclamation provision	1,236,085	1,026,628
Lease obligations	99,856	98,921
Share based liabilities	19,843	12,505
Deferred income and mining tax liabilities	5,259,773	5,162,249
Other liabilities	260,175	288,894
Total liabilities	9,179,456	9,154,118

EQUITY
Common shares:
Outstanding - 502,544,235 common shares issued, less 497,673 shares held in trust	18,812,225	18,675,660
Stock options	165,569	172,145
Retained earnings	4,368,424	2,026,242
Other reserves	161,239	(41,147)
Total equity	23,507,457	20,832,900
Total liabilities and equity	$32,686,913	$29,987,018

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
REVENUES
Revenues from mining operations	$3,059,529	$2,155,609	$8,343,878	$6,062,053

COSTS, INCOME AND EXPENSES
Production(i)	839,321	783,653	2,396,241	2,339,222
Exploration and corporate development	59,630	60,335	153,535	166,788
Amortization of property, plant and mine development	429,947	390,245	1,223,703	1,125,859
General and administrative	67,761	48,500	186,360	145,436
Finance costs	24,154	28,527	74,027	99,265
Loss (gain) on derivative financial instruments	20,242	(17,153)	(173,881)	48,390
Foreign currency translation (gain) loss	(6,559)	3,436	(18,190)	(748)
Care and maintenance	17,866	13,810	47,449	35,078
Other expenses	31,599	4,466	67,876	63,719
Income before income and mining taxes	1,575,568	839,790	4,386,758	2,039,044
Income and mining taxes expense	520,610	272,672	1,448,358	652,718
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326

Net income per share - basic	$2.10	$1.13	$5.85	$2.78
Net income per share - diluted	$2.10	$1.13	$5.83	$2.77
Adjusted net income per share - basic(ii)	$2.16	$1.14	$5.64	$2.97
Adjusted net income per share - diluted(ii)	$2.16	$1.14	$5.62	$2.97

Weighted average number of common shares outstanding (in thousands):
Basic	502,178	500,974	502,389	499,343
Diluted	503,539	502,106	503,768	500,196

Notes:

(i) Exclusive of amortization, which is shown separately.

(ii) Adjusted net income per share is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other companies. See Note Regarding Certain Measures of Performance – Adjusted Net Income and Adjusted Net Income per Share for a discussion of the composition and usefulness of this measure and a reconciliation to the nearest IFRS Accounting Standards measure.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net income for the period	$1,054,958	$567,118	$2,938,400	$1,386,326
Add (deduct) adjusting items:
Amortization of property, plant and mine development	429,947	390,245	1,223,703	1,125,859
Deferred income and mining taxes	64,616	58,641	74,341	152,788
Unrealized loss (gain) on currency and commodity derivatives	50,343	(24,169)	(99,455)	38,363
Unrealized gain on warrants	(25,613)	(53)	(87,044)	(3,903)
Stock-based compensation	37,913	21,242	86,695	58,957
Foreign currency translation (gain) loss	(6,559)	3,436	(18,190)	(748)
Other	55,639	11,010	84,270	33,144
Changes in non-cash working capital balances:
Income taxes	189,741	95,930	491,108	142,732
Inventories	(143,052)	(156,871)	(165,196)	(165,727)
Other current assets	(11,022)	41,263	(17,784)	(16,237)
Accounts payable and accrued liabilities	122,303	80,704	198,893	74,622
Interest payable	(3,339)	(3,964)	(4,132)	2,867
Cash provided by operating activities	1,815,875	1,084,532	4,705,609	2,829,043

INVESTING ACTIVITIES
Additions to property, plant and mine development	(626,330)	(464,101)	(1,616,930)	(1,255,786)
Purchase of O3 Mining, net of cash and cash equivalents acquired	—	—	(121,960)	—
Contributions for acquisition of mineral assets	—	(4,197)	(8,400)	(11,296)
Purchase of equity securities and other investments	(60,142)	(73,341)	(198,503)	(114,644)
Proceeds on sale of equity securities and other investments	402,720	—	402,720	—
Other investing activities	(4,312)	3,706	(5,867)	6,169
Cash used in investing activities	(288,064)	(537,933)	(1,548,940)	(1,375,557)

FINANCING ACTIVITIES
Proceeds from Credit Facility	—	—	—	600,000
Repayment of Credit Facility	—	—	—	(600,000)
Repayment of Term Loan Facility	—	(275,000)	—	(275,000)
Repayment of Senior Notes	(400,000)	(100,000)	(950,000)	(100,000)
Debt financing and extinguishment costs	(8,245)	—	(8,245)	(3,544)
Repayment of lease obligations	(8,620)	(12,461)	(26,970)	(38,142)
Dividends paid	(186,350)	(176,314)	(542,695)	(497,829)
Repurchase of common shares	(149,855)	(30,080)	(309,843)	(106,121)
Proceeds on exercise of stock options	10,411	90,923	72,257	178,735
Common shares issued	10,539	9,387	31,255	28,088
Cash used in financing activities	(732,120)	(493,545)	(1,734,241)	(813,813)
Effect of exchange rate changes on cash and cash equivalents	1,503	2,172	5,900	(1,106)
Net increase in cash and cash equivalents during the period	797,194	55,226	1,428,328	638,567
Cash and cash equivalents, beginning of period	1,557,565	921,989	926,431	338,648
Cash and cash equivalents, end of period	$2,354,759	$977,215	$2,354,759	$977,215

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,795	$26,870	$46,213	$76,773
Income and mining taxes paid	$261,403	$119,178	$877,708	$377,555